UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
SHARPS COMPLIANCE CORP.
(Name of Subject Company)
SHARPS COMPLIANCE CORP.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
820017101
(CUSIP Number of Class of Securities)
W. Patrick Mulloy
Chief Executive Officer and President
Sharps Compliance Corp.
9220 Kirby Drive, Suite 500
Houston, Texas 77054
(713) 432-0300
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)
Copies to:
Brandon T. Byrne
Norton Rose Fulbright US LLP
2200 Ross Avenue, Suite 3600
Dallas, Texas 75201-7932
(214) 855-7437
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information
Name and Address
The name of the subject company is Sharps Compliance Corp., a Delaware corporation (the “Company” or “Sharps”), and the address of the Company’s principal executive offices is 9220 Kirby Drive, Suite 500, Houston, Texas 77054. The Company’s telephone number is (713) 432-0300.
Securities
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.01 per share (each such share, a “Share,” and collectively, the “Shares”).
As of the close of business on July 22, 2022, there were (i) 19,787,790 Shares issued and outstanding, including (A) 83,320 unvested Company Restricted Stock Awards that are granted to employees and (B) 14,766 unvested Company Restricted Stock Awards that are granted to directors, (ii) 295,615 Shares that were held by the Company in its treasury, and (iii) 1,182,185 Shares were reserved for issuance pursuant to the Company Stock Plans (as defined herein) (of which 604,077 Shares were subject to outstanding Company Stock Options (as defined herein).
Item 2.	Identity and Background of Filing Person
Name and Address
The name, business address, and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in “Item 1. Subject Company Information–Name and Address” above which information is incorporated herein by reference.
Tender Offer
This Schedule 14D-9 relates to the tender offer by Raven Houston Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Raven Buyer, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding Shares at a purchase price of $8.75 per Share (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2022 (together with any amendments or supplements thereto, , the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and all exhibits, amendments, and supplements thereto, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 25, 2022. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.
The Offer will expire at one minute following 11:59 p.m., New York City time, on August 19, 2022, unless the Offer is extended or terminated pursuant to and in accordance with the Merger Agreement (as defined below) (the “Expiration Date”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 12, 2022 (as amended by that certain Amendment to Agreement and Plan of Merger, dated as of July 22, 2022 (the “Amendment to the Merger Agreement”), and as it may be further amended from time to time, the “Merger Agreement”), by and among the Company, Purchaser, and Parent. The obligation of Purchaser to purchase Shares tendered in the Offer is subject to certain closing conditions, including, (i) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) there having been validly tendered and not withdrawn the number of Shares that, together with the Shares, if any, then owned by Parent or any of its subsidiaries, would represent at least one Share more than fifty percent (50%) of the number of Shares that are then issued and outstanding (determined on a fully-diluted basis) (the “Minimum Condition”), (iii) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (subject, in certain cases, to Material Adverse Effect (as defined in the Merger Agreement) and materiality qualifiers), (iv) the Company’s performance of or compliance with its obligations, covenants, and agreements under the Merger Agreement in all material respects, and (v) the absence, since the date of the Merger Agreement, of any event that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Neither the Offer nor the Merger is subject to a financing condition.

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer, and satisfaction or waiver of certain conditions in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and thereby becoming a wholly-owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, if the Offer is consummated no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If the Offer is not consummated the Merger will not occur.
At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held in the treasury of the Company or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time (collectively, “Excluded Shares”), and (ii) any Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”)), will, by virtue of the Merger and without any action on the part of the holder thereof, be automatically cancelled and converted into the right to receive the Offer Price (the “Merger Consideration”), payable net to the holder in cash, without interest, and less any applicable withholding taxes, on the terms and conditions set forth in the Merger Agreement. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—The Merger Agreement” below for a description of the treatment of Company Stock Options and Company Restricted Stock Awards.
The Offer, the Merger, and the other transactions contemplated by the Merger Agreement, are collectively referred to herein as the “Transactions.” A copy of the Merger Agreement and Merger Agreement Amendment is filed as Exhibits (e)(1) and (e)(2) hereto, respectively, and are incorporated herein by reference.
In connection with the Transactions, Parent has obtained an equity financing commitment from the Aurora Funds (as defined below) as described in “Item 3. Past Contacts, Transactions, Negotiations, and Agreements–Equity Financing” of this Schedule 14D-9, which is incorporated herein by reference.
The foregoing summary and description of the Offer, the Merger, and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained herein and in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement and Merger Agreement Amendment, each of which is incorporated by reference herein.
As set forth in the Schedule TO, the address of the principal executive office of Parent is 11611 San Vicente Boulevard, Suite 800, Los Angeles, California 90049, and its telephone number is (310) 551-0101, and the address of the principal executive office of Purchaser is 11611 San Vicente Boulevard, Suite 800, Los Angeles, California 90049, and its telephone number is (310) 551-0101.
For the reasons described below, the Company’s Board of Directors (the “Board” or the “Company Board”) supports the Transactions and recommends that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer.
If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) Sharps’ stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal, and related documents, and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.
Item 3.	Past Contacts, Transactions, Negotiations, and Agreements
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between (i) the Company or its affiliates, on the one hand, and (ii)(x) its executive officers, directors, or affiliates or (y) Parent or Purchaser or their respective executive officers, directors, or affiliates, on the other hand.

Arrangements with Parent, Purchaser, and their Affiliates
Merger Agreement
On July 12, 2022, the Company, Parent, and Purchaser entered into the Merger Agreement pursuant to which, among other things, subject to the terms and conditions of the Merger Agreement, Purchaser has agreed, and Parent has agreed to cause Purchaser, to make the Offer.
At a meeting duly called and held on July 11, 2022, after careful consideration, including review of the terms and conditions of the Offer in consultation with certain members of the Company’s senior management as well as the Company’s financial and legal advisors, and after considering its fiduciary duties under Delaware law, the Company Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Unless the Offer is extended in accordance with the terms of the Merger Agreement, the Offer will expire one (1) minute following 11:59 p.m., New York City time, on the date that is twenty (20) business days after the commencement of the Offer. In the event that any of the conditions to the Offer are not satisfied or waived as of the scheduled expiration of the Offer, then Purchaser is required to extend the Offer on one or more occasions in consecutive increments, for an additional period of up to ten (10) business days per extension to permit such Offer conditions to be satisfied (or waived by Parent and Purchaser to the extent permitted under the terms of the Merger Agreement). In addition, Purchaser is required to extend the Offer from time to time for any period required by any rule, regulation, interpretation, or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff thereof or the rules of the Nasdaq Capital Market (“Nasdaq”) applicable to the Offer; provided, however, that (i) if, on the scheduled expiration of the Offer or any extension thereof, all conditions to the Offer other than the Minimum Condition (as defined below) have been satisfied or waived, Purchaser is only required to extend the Offer beyond such date for one additional period not to exceed an aggregate of ten Business Days to permit the Minimum Condition to be satisfied, and (ii) in no event is Purchaser required to extend the Offer beyond a date later than November 12, 2022.
The obligation of Purchaser to purchase Shares tendered in the Offer is subject to certain closing conditions, including, (i) the expiration or termination of any waiting period under the HSR Act, (ii) the Minimum Condition, (iii) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (subject, in certain cases, to Material Adverse Effect (as defined in the Merger Agreement) and materiality qualifiers), (iv) the Company’s performance of or compliance with its obligations, covenants, and agreements under the Merger Agreement in all material respects, and (v) the absence, since the date of the Merger Agreement, of any event that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.
As soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company pursuant to Section 251(h) of the DGCL, with the Company being the surviving corporation. In the Merger, each Share (other than Excluded Shares and Dissenting Shares) that is not tendered and irrevocably accepted pursuant to the Offer will be cancelled and converted into the right to receive the Merger Consideration in cash, without interest, and less any applicable withholding taxes. The consummation of the Merger is also subject to certain customary closing conditions, including that Purchaser shall have irrevocably accepted for payment all Shares validly tendered (and not withdrawn) pursuant to the Offer.
Neither the Offer nor the Merger is subject to a financing condition.
At the Effective Time, each Company stock option (“Company Stock Option”) granted under any Company stock plan, whether vested or unvested or exercisable, that is outstanding immediately prior to the Effective Time will be cancelled and, in exchange therefor, the Surviving Corporation will pay to each former holder of any such cancelled Company Stock Option as soon as practicable following the Effective Time an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (i) the excess of the Merger Consideration over the applicable exercise price per Share under such Company stock option and (ii) the number of

Shares subject to such Company Stock Option; provided, that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option will be cancelled without any cash payment being made in respect thereof.
At the Effective Time, each restricted stock award (“Company Restricted Stock Award”) granted under any Company stock plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time will be cancelled and, in exchange therefor, will be converted automatically into and will thereafter represent the right to receive the Merger Consideration with respect to each Share subject to the cancelled Company Restricted Stock Award.
The Company has agreed to customary covenants to conduct the business of the Company and its subsidiaries in the ordinary course of business consistent with past custom and practice until the Effective Time or the date that the Merger Agreement is terminated in accordance with its terms. The Company has, among other things, also agreed not to (i) solicit, initiate, endorse, or knowingly encourage or knowingly facilitate any inquiry, proposal, or offer with respect to, or the making or completion of, any third party Acquisition Proposal (as defined in the Merger Agreement), or any proposal or offer that is reasonably likely to lead to any third party Acquisition Proposal, (ii) enter into, continue, or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or otherwise cooperate in any way with, any third party Acquisition Proposal, or (iii) resolve, agree, or propose to do any of the foregoing, subject to certain exceptions if such actions would be inconsistent with the fiduciary duties of the Company Board to the stockholders of the Company under applicable law (as more fully described below).
The Merger Agreement also includes certain termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, the Company will be required to pay to Parent a termination fee of $6,995,000, and under certain other circumstances the Company will be required to reimburse Parent and its affiliates for their reasonable and documented out-of-pocket fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum amount of $5,000,000. The Merger Agreement also provides that, under certain circumstances specified in the Merger Agreement, Parent will be required to pay to the Company a reverse termination fee of $7,869,400 (the “Parent Termination Fee”).
Prior to Purchaser accepting for payment all Shares validly tendered and not withdrawn pursuant to the Offer, the Company Board may, subject to compliance with the terms of the Merger Agreement and upon its determination in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law (taking into account all adjustments to the terms of the Merger Agreement that may be offered by Parent):
•
(i) in response to a Superior Proposal, change its recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, or (ii) terminate the Merger Agreement and concurrently enter into a binding, definitive acquisition agreement providing for a Superior Proposal (as defined below), subject to complying with notice and other specified conditions, including providing Parent with a five (5) business day period (subject to an additional three (3) business day period in the event of any amendment to the financial terms or any other material term of the Superior Proposal) during which Parent may make a proposal to adjust the terms and conditions of the Merger Agreement; or

•
in response to an Intervening Event (as defined in the Merger Agreement), change its recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, subject to complying with notice and other specified conditions, including providing Parent with a five (5) business day period during which Parent may make a proposal to adjust the terms and conditions of the Merger Agreement.

Generally, a “Superior Proposal” is an unsolicited bona fide written acquisition proposal relating to assets or businesses of the Company and its subsidiaries that generate 50% or more of the consolidated net revenues or net income (for the 12 month period ending on the last day of the Company’s most recently completed fiscal quarter) or that represent 50% or more of the total consolidated assets (based on fair market value) of the Company and its subsidiaries, taken as a whole, or 50% or more of any class of capital stock, other equity securities, or voting power of the Company or any of its subsidiaries, or any resulting parent company of the Company, that the Company Board determines in good faith (after consultation with its outside counsel and financial advisor), taking into account all reasonably relevant legal, financial, regulatory, and other aspects of the proposal and the person making the proposal, is more favorable to the stockholders of the Company from a financial point of view than the Offer, the Merger, and the other transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal in accordance with the Merger Agreement) and reasonably likely of being completed on the terms proposed.
The Merger Agreement includes customary representations, warranties, and covenants of the Company made solely for the benefit of Parent and Purchaser and customary representations, warranties, and covenants of Parent and Purchaser made solely for the benefit of the Company. The assertions embodied in those representations and warranties were made solely for purposes of allocating risk among the Company, Parent, and Purchaser rather than establishing matters of fact and may be subject to important qualifications and limitations agreed to by the Company, Parent, and Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, with respect to the Company, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s filings with the SEC, or may have been used for purposes of allocating risk among the Company, Parent, and Purchaser rather than establishing matters as facts. In addition, such representations and warranties will not survive the completion of the Merger and cannot be the basis for any claims under the Merger Agreement by the parties after termination of the Merger Agreement, except as a result of intentional fraud or a willful and material breach. Investors should not rely on the representations, warranties, and covenants or any description thereof as characterizations of the actual state of facts of Parent, Purchaser, or the Company or any of their respective subsidiaries or affiliates.
If the Merger is consummated, the Company’s common stock, $0.01 par value per share, will be delisted from the Nasdaq Capital Market and deregistered under the Exchange Act.
The foregoing summary and description of the Merger Agreement does not purport to be complete is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement and Merger Agreement Amendment, which are filed as Exhibits (e)(1) and (e)(2), respectively, to this Schedule 14D-9, each of which is incorporated by reference herein.
Equity Financing
Parent has received an Equity Commitment Letter, dated July 12 2022, (the “Equity Commitment Letter”) from the Aurora Funds pursuant to which the Aurora Funds have committed in the aggregate, subject to the conditions of the Equity Commitment Letter, equity financing, of up to $186.1 million (“Equity Financing”), for the purpose of enabling (i) Parent to cause the Purchaser to accept for payment and pay for all Shares tendered pursuant to the Offer at the Acceptance Time (the “Offer Amount”), (ii) Parent to make the payments due under the Merger Agreement (the “Merger Amount”), and (iii) Parent and Purchaser to pay any fees, costs, and expenses required to be paid by Parent or Purchaser in connection with the transactions contemplated by the Merger Agreement (the “Expense Amount”). Each Aurora Fund is only obligated to contribute its pro rata portion of the Equity Financing.
With respect to the Offer Amount and the Merger Amount and Expense Amount, the conditions to each Aurora Fund’s funding obligation under the Equity Commitment Letter include: (1) with respect to the Offer Amount, (A) the execution and delivery of the Merger Agreement by Parent, Purchaser and the Company, (B) the satisfaction in full or valid waiver of the Offer Conditions as set forth in Exhibit A of the Merger Agreement (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but subject to the concurrent satisfaction or waiver of such Offer Conditions at the Acceptance Time), and (C) the substantially concurrent acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer; and (2) with respect to the Merger Amount and Expense Amount, (A) the execution and delivery of the Merger Agreement by Parent, Purchaser and the Company, (B) the satisfaction in full or valid waiver of the conditions precedent to Parent’s and Purchaser’s obligations set forth in the Merger Agreement (other than those conditions precedent that by their nature are to be satisfied at the Merger Closing, but subject to the concurrent satisfaction or waiver of such conditions precedent at the Merger Closing), and (C) the substantially concurrent consummation of the Merger on the terms and subject to the conditions in the Merger Agreement.
Under the terms of the Equity Commitment Letter, the Equity Financing will be reduced (i) on a dollar-for-dollar basis by any amount actually paid by Parent, Purchaser or any of their affiliates in respect of the Offer Amount and/or Merger Amount in accordance with the terms of the Merger Agreement, (ii) on a dollar-for-dollar basis by any amount actually paid by the Aurora Funds or their affiliates in respect of the Guaranteed Obligations under the Limited Guaranty, (iii) in an amount specified by Parent, solely to the extent that, after giving effect to such reduction, Parent and Purchaser would still be able to fully consummate the transactions (including payment of the Offer Amount,

Merger Amount and Expense Amount) contemplated by the Merger Agreement in accordance with the terms thereof), and/or (iv) on a dollar-for-dollar basis by the amount of any additional third-party financing obtained by Parent or Purchaser at or prior to the Closing; provided, however, that the Equity Financing amount shall not be reduced pursuant to this clause (iv) unless and until (and to the extent) such third party financing is funded and available for the purpose of consummating the transactions contemplated by the Merger Agreement in accordance with the terms thereof.
The Aurora Funds’ funding obligations under the Equity Commitment Letter will automatically terminate and cease to be of any further force or effect without the need for any further action by an person upon the earliest to occur of: (i) a valid termination of the Merger Agreement in accordance with its terms, (ii) the closing of the Merger, provided that prior to such termination the Equity Commitment amount required to be funded under the Equity Commitment Letter shall have been paid to Parent, and (iii) written notice to Parent by one or more of the Aurora Funds of its election to terminate the Equity Commitment Letter as a result of the Company or any of its controlled affiliates, or any of its or their respective representatives, directly or indirectly (including through or for the benefit of any of the foregoing), formally asserting in writing, or otherwise commencing, a formal claim, lawsuit or legal proceeding before any Governmental Entity (other than (w) rights of the Company under, and claims by the Company against the Aurora Funds, severally but not jointly, under and in accordance with, the Limited Guaranty (subject to the terms and conditions set forth therein), (x) rights of the Company under, and claims by the Company against Parent or Purchaser under and in accordance with, the Merger Agreement, (y) rights of the Company under, and claims by the Company against the Aurora Funds and Parent under and in accordance with the Equity Commitment Letter in respect of third party beneficiary and specific performance rights, and (z) rights of the Company under, and claims under and in accordance with the Confidentiality Agreement, dated as of May 9, 2022, by and between the Company and Raven Parent, Inc., the immediate parent of Parent) against one or more of the Aurora Funds or certain related parties in connection with the Equity Commitment Letter, the Merger Agreement, the Limited Guaranty or any other document or instrument delivered in connection therewith or any of the transactions contemplated thereby.
The Company is a third party beneficiary of the rights granted to Parent under the Equity Commitment Letter solely to the extent the Company is entitled to, in accordance with, and subject to, the terms and conditions of the Merger Agreement, specific performance of Parent’s and Purchaser’s obligation to consummate the Offer and Merger Closing.
In connection with the entry into the Merger Agreement, Parent has also obtained a debt commitment letter, dated July 12, 2022, which provides for $110.0 million in the aggregate of debt financing (“Debt Financing”). To the extent that Parent actually utilizes such Debt Financing, the amount of equity funded by the Aurora Funds under the Equity Commitment Letter would be reduced on a dollar-for-dollar basis. Parent may also seek equity co-investors, which to the extent funded would further reduce the amount of equity funded by the Aurora Funds under the Equity Commitment Letter.
The foregoing summary and description of the Equity Financing does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
Limited Guaranty
On July 12, 2022, concurrently and in connection with the execution of the Merger Agreement, the Aurora Funds provided the Company with a limited guaranty (the “Limited Guaranty”), pursuant to which the Aurora Funds guaranteed, on a several, but not joint basis, in accordance with their respective pro rata percentage, the obligation of Parent to pay (i) the Parent Termination Fee in accordance with the terms of the Merger Agreement, (ii) certain collection costs and interest with respect to a late payment of the Parent Termination Fee, if any, and (iii) the amount necessary to cover certain reimbursement and indemnification obligations of Parent under the Merger Agreement arising from the Company’s cooperation with certain debt financing contemplated to be obtained by Parent, if any, subject to the terms and conditions set forth in the Merger Agreement and the Limited Guaranty.
The foregoing summary and description of the Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guaranty, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement
On July 12, 2022, in connection with the execution of the Merger Agreement, the Company’s current directors and certain executive officers (collectively, the “Supporting Stockholders”) entered into a tender and support agreement (the “Tender and Support Agreement”) with Parent and Purchaser.
Pursuant to the Tender and Support Agreement, the Supporting Stockholders have agreed to tender in the Offer all Shares beneficially owned by such stockholders and not withdraw any such Shares previously tendered. The Supporting Stockholders have also agreed to vote all Shares beneficially owned by them, among other things, (i) in favor of the Merger, the adoption of the Merger Agreement, and any other matters relating to and/or necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement; (ii) against any Acquisition Proposal, including any Superior Proposal (or any proposal relating to or intended to facilitate an Acquisition Proposal or a Superior Proposal), and (iii) against any action, agreement or transaction that would or would be reasonably expected to impede, interfere with, delay, postpone, frustrate, prevent or adversely affect the timely consummation of the Offer, the Merger or any of the transactions contemplated by the Merger Agreement.
The Tender and Support Agreement terminates upon certain events: (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) written notice of termination by Parent to each Supporting Stockholder. The foregoing summary and description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreements
On May 9, 2022, the Company and Raven Parent, Inc. (“Raven Parent”), the parent company of Parent, entered into a confidentiality agreement (the “Confidentiality Agreement”). As a condition to being furnished Evaluation Material (as defined therein), Raven Parent agreed to, among other things, keep, and instruct its Representatives (as defined therein) to keep, the Evaluation Material (as defined therein) strictly confidential in accordance with the Confidentiality Agreement and to not use, and instruct its Representatives to not use, the Evaluation Material for any purpose other than to evaluate, negotiate, and consummate the Transactions (or to assert defenses thereunder). The Confidentiality Agreement contains a customary standstill provision with a term of twenty-four months. The obligations for each of the parties under the Confidentiality Agreement will remain in effect for three years from the date of the Confidentiality Agreement, subject to certain exceptions.
The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.
Clean Team Confidentiality Agreement
On June 27, 2022, the Company and Raven Parent entered into a Clean Team Confidentiality Agreement (the “Clean Team Confidentiality Agreement”), under which the Company granted certain Permitted Representatives (as defined therein) access to information on a range of financial, management, and operational issues related to the Transactions. Under the terms of the Clean Team Confidentiality Agreement, Raven Parent agreed to, among other things, use Clean Team Information (as defined therein) only in connection with conducting due diligence, valuation, synergy and efficiency development, integration planning, or the preparation of regulatory filings or submissions in connection with the Transactions.
The foregoing summary and description of the Clean Team Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Clean Team Confidentiality Agreement, which is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.
Arrangements between the Company and its Current Executive Officers, Directors, and Affiliates
The following is a discussion of all material agreements, arrangements, understandings, and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.
Interests of Certain Persons
Certain executive officers of the Company and certain members of the Company Board may be deemed to have certain interests in the Transactions, including the Offer and the Merger, that are different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, along with other matters described below in “Item 4. The Solicitation or Recommendation–Background of the Merger; Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
For additional information with respect to the arrangements between the Company and its executive officers, directors, and affiliates, reference is made to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on October 6, 2021 (the “2021 Proxy Statement”), including the sections thereof titled “Security Ownership of Management and Certain Beneficial Owners,” “Directors and Executive Officers,” and “Certain Relationships and Related-Party Transactions.”
If the non-employee directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, or if their Shares are converted into the right to receive the Merger Consideration pursuant to the Merger Agreement, they will receive the same Offer Price or Merger Consideration, as applicable, subject to the same terms and conditions as the other stockholders of the Company. As discussed above in “Tender and Support Agreements,” all of the Company’s current directors and certain executive officers have agreed to tender their Shares in the Offer.
As of July 22, 2022, the non-employee directors and executive officers of the Company beneficially owned, in the aggregate, 793,999 Shares (excluding any Shares underlying, or subject to, outstanding Company Stock Options, and excluding any unvested Company Restricted Stock Awards). The non-employee directors and executive officers of the Company have informed the Company that they intend to tender all Shares, if any, beneficially owned by them pursuant to the Offer (excluding any Shares (i) as to which he or she does not have discretionary authority to sell or direct the sale, (ii) Shares with respect to which he or she acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender, and (iii) underlying, or subject to, outstanding Company Stock Options). For a description of the treatment of Company Stock Options and Company Restricted Stock Awards held by the non-employee directors and executive officers of the Company, see below under the heading “Effect of the Merger on Company Stock Options and Company Restricted Stock Awards.”
The following table sets forth, as of July 22, 2022, the cash consideration that each executive officer and each non-employee director would be entitled to receive in respect of their outstanding Shares (excluding the items described under (i)–(iii), above) if such party were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser:
Name	Number of Shares	Cash Consideration Payable for Shares ($)
Non-Employee Directors
Sharon R. Gabrielson	69,747	$610,286
Gary R. Enzor	10,353	$90,589
Parris H. Holmes	639,996	$5,599,965
Susan N. Vogt	39,832	$348,530
Executive Officers
W. Patrick Mulloy	16,997	$148,724
Eric T. Bauer	—	—
Diana P. Diaz	12,627	$110,486
Gregory C. Davis	2,394	$20,948
Dennis P. Halligan	2,053	$17,964
Effect of the Merger on Company Stock Options and Company Restricted Stock Awards
Company Stock Options. As of July 22, 2022, executive officers of the Company held Company Stock Options to purchase an aggregate of 423,668 Shares under the Sharps Compliance Corp. 2010 Stock Plan, as amended (“2010 Stock Plan”). Non-employee directors of the Company do not hold any Company Stock Options. Pursuant to the Merger Agreement, at the Effective Time, each Company Stock Option, whether vested or unvested or exercisable, that is outstanding immediately prior to the Effective Time will be automatically cancelled in exchange for the right to receive an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share under such Company Stock

Option, and (ii) the number of Shares subject to such Company Stock Option. Company Stock Options with an exercise price per Share that is equal to or greater than the Merger Consideration will be cancelled without any cash payment being made in respect thereof.
The table below provides information regarding the Company Stock Options held by the Company’s executive officers as of July 22, 2022:
Name of Executive Officer or Director	Number of Shares Subject to Vested Company Stock Options	Cash Consideration for Vested Company Stock Options ($)	Number of Shares Subject to Unvested Company Stock Options	Cash Consideration for Unvested Company Stock Options ($)	Total Cash Consideration for Company Stock Options in the Merger ($)(1)(2)
W. Patrick Mulloy	1,250	$3,763	18,750	$56,437	$60,200
Eric T. Bauer	—	—	200,000	$504,000	$504,000
Diana P. Diaz	31,250	$148,438	76,200	$123,750	$272,188
Gregory C. Davis	11,250	$54,063	31,850	$34,312	$88,375
Dennis P. Halligan	21,268	$109,061	31,850	$34,313	$143,374
(1)
For the treatment of Company Stock Options held by the Company’s executive officers under their employment or award agreements, please see the descriptions below under the heading “Employment Agreements and Arrangements with Executive Officers” and “Item 8. Additional Information–Golden Parachute Compensation.”

(2)
The amounts in this column represent the total consideration payable in respect of the outstanding Company Stock Options, whether vested or unvested or exercisable, held by each executive officer of the Company.

Company Restricted Stock Awards. As of July 22, 2022, executive officers of the Company held an aggregate of 53,222 Company Restricted Stock Awards, each granted under the 2010 Stock Plan. As of July 22, 2022, our non-employee directors held an aggregate of 14,766 Company Restricted Stock Awards, each granted under the 2010 Stock Plan. Pursuant to the Merger Agreement, at the Effective Time, all Company Restricted Stock Awards, whether or not vested that are outstanding immediately prior to the Effective Time, will be automatically cancelled as of the Effective Time and, in exchange therefor, the holder thereof will be entitled to receive the Merger Consideration with respect to each Share subject to the cancelled Company Restricted Stock Awards.
The table below provides information regarding the Company Restricted Stock Awards held by the Company’s non-employee directors and executive officers as of July 22, 2022:
Name of Executive Officer or Non-Employee Director	Number of Unvested Company Restricted Stock Awards(1)	Cash Consideration for Unvested Company Restricted Stock Awards ($)	Total Cash Consideration for Company Restricted Stock Awards in the Merger ($)
Non-Employee Directors
Sharon R. Gabrielson	4,849	$42,429	$42,429
Gary R. Enzor	3,451	$30,196	$30,196
Parris H. Holmes	3,233	$28,289	$28,289
Susan N. Vogt	3,233	$28,289	$28,289

Executive Officers
W. Patrick Mulloy	21,983	$192,351	$192,351
Eric T. Bauer	5,740	$50,225	$50,225
Diana P. Diaz	12,156	$106,365	$106,365
Gregory C. Davis	7,184	$62,860	$62,860
Dennis P. Halligan	6,159	$53,891	$53,891
(1)
For the treatment of Company Restricted Stock Awards under the executive officers’ employment or award agreements, please see the descriptions below under the heading “Employment Agreements and Arrangements with Executive Officers” and “Item 8. Additional Information–Golden Parachute Compensation.”

The table set forth below provides information regarding the Company Restricted Stock Awards to be granted during the first quarter of the 2023 fiscal year as part of the routine year-end Company Restricted Stock Awards in accordance with the Company’s 2022 Executive Compensation and Incentive Plan to executive officers as of July 22, 2022:
Name of Executive Officer	Number of Unvested Company Restricted Stock Awards(1)	Cash Consideration for Unvested Company Restricted Stock Awards
Eric T. Bauer	11,131	$97,396
Diana P. Diaz	31,429	$275,004
Gregory C. Davis	16,714	$146,248
Dennis P. Halligan	14,331	$125,396
Other Employees	26,112	$228,480
Total	99,717	$872,524
(1)	Company Restricted Stock Awards to be granted if 100% of the potential awards under the 2022 Executive Compensation and Incentive Plan are granted at $8.75 per Share.
In addition, in accordance with her employment agreement, on August 24, 2022, Ms. Diaz will be granted 25,000 Company Stock Options, and the cash consideration for such Company Stock Options in the Merger would be approximately $4,750.
Employment Agreements and Arrangements with Executive Officers
Mulloy Employment Agreement
The Company is party to an employment agreement with Mr. Mulloy dated April 1, 2022, as amended by that certain amendment dated July 22, 2022 (the “Mulloy Employment Agreement”). Pursuant to the terms of the Mulloy Employment Agreement, if, within 24 months following a change in control (as defined in the Mulloy Employment Agreement), Mr. Mulloy’s employment with the Company ends due to (i) his termination without “cause” (as defined in the Mulloy Employment Agreement), (ii) his resignation for “good reason” (as defined in the Mulloy Employment Agreement), (iii) the non-renewal of the term of the Mulloy Employment Agreement, or (iv) his death or disability, the Company will pay Mr. Mulloy cash severance in the amount of $600,000 subject to Mr. Mulloy’s (x) execution and non-revocation of a release of claims, (y) continued compliance with applicable restrictive covenants, and (z) agreement to perform transition consulting services for six months following his termination (other than his termination due to his death or disability) in exchange for $200,000 payable over such six-month consulting term. Except in the event of Mr. Mulloy’s death or disability, the $600,000 cash severance will be payable in substantially equal installments over the 18-month period that begins at the end of his six-month consulting term. In the event of Mr. Mulloy’s death or disability, the $600,000 cash severance will be payable in substantially equal installments over the 18-month period following his termination date. In addition, upon consummation of the Merger, Mr. Mulloy will be release from any obligation to repay the $100,000 signing bonus that he received on April 1, 2022.
Bauer Employment Agreement
The Company is party to an Executive Employment Agreement with Mr. Bauer dated February 24, 2022 (the “Bauer Employment Agreement”). Pursuant to the Bauer Employment Agreement, if, within 24 months following a change in control (as defined in the Bauer Employment Agreement and which would include the Merger), Mr. Bauer’s employment is terminated without cause (as defined in the Bauer Employment Agreement), or Mr. Bauer resigns for cause (as defined in the Bauer Employment Agreement), the Company will (a) pay him an amount equal to six months of his annual base salary, plus a pro rata portion of his annual bonus as if earned, and (b) all outstanding stock options held by Mr. Bauer will become fully vested and exercisable and the expiration date of such options will extend to 24 months after his termination date.
Other Executive Officer Employment Agreements and Arrangements
For a description of the employment and compensation arrangements for executives Ms. Diaz and Mr. Davis, reference is made to the 2021 Proxy Statement (under the heading “Employment Contracts, Termination of Employment, and Change in Control Agreements”), which is filed as Exhibit (e)(9) to this Schedule 14D-9 and incorporated herein by reference. For additional information with respect to the arrangements between the Company and its executive officers, please also see “Item 8. Additional Information–Golden Parachute Compensation” below.

Non-Employee Director Compensation
For a description of the compensation earned by the Company’s non-employee directors, reference is made to the 2021 Proxy Statement (under the heading “Director Compensation”), which is filed as Exhibit (e)(9) to this Schedule 14D-9, and incorporated herein by reference. None of the Company’s non-employee directors will have any role with the Surviving Corporation following the consummation of the Transactions.
Employment Agreements and Retention Arrangements Through and Following the Merger
Except as otherwise described herein, as of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that none of the Company’s current executive officers have entered into any new agreement, arrangement, or understanding with Parent, Purchaser, or their affiliates regarding employment with the Surviving Corporation.
Although it is possible that the Company, Parent, or the Surviving Corporation may enter into such employment agreements or other employment or consultancy arrangements with the Company’s executive officers and certain other key employees, except as otherwise described herein, as of the date of this Schedule 14D-9, there are no such agreements, arrangements, or understandings.
Continuing Employees
The Merger Agreement provides that Parent will, and will cause the Surviving Corporation and its subsidiaries to, maintain for each individual employed by Surviving Corporation or any of its subsidiaries at the Effective Time (each, a “Current Employee”) while they remain employed following the Effective Time or, if shorter, for a period of one year following the Effective Time, (i) an annual rate of base salary or wages, as applicable, and a target annual cash incentive compensation opportunity not less favorable, in the aggregate, than that provided to the Current Employee as of immediately prior to the Effective Time, and (ii) employee benefits that are substantially comparable in the aggregate as the employee benefits maintained for and provided to the Current Employee as of immediately prior to the Effective Time (excluding defined benefit pension, nonqualified deferred compensation, retiree or post-employment health and welfare, equity or equity-based, and change-in-control compensation or benefits).
In addition, Parent will, and will cause the Surviving Corporation to, use commercially reasonably efforts to cause service rendered by Current Employees to the Company and its subsidiaries prior to the Effective Time to be taken into account for purposes of eligibility to participate, vesting and applicability of minimum waiting periods for participation under employee benefit plans of Parent and the Surviving Corporation and its subsidiaries (excluding for benefit accrual purposes under any defined benefit plan), to the same extent as such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided that the foregoing will not apply (i) to the extent that its application would result in a duplication of benefits with respect to the same period of service, or (ii) to any equity incentive, defined benefit pension, nonqualified deferred compensation, retiree or post-employment health and welfare benefit plans. Without limiting the generality of the foregoing, Parent will, and will cause the Surviving Corporation to use commercially reasonable efforts, to not subject Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements or preexisting condition limitations under any employee benefit plan of Parent, the Surviving Corporation or its subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time. Parent will, and will cause the Surviving Corporation and its subsidiaries to, use commercially reasonable efforts to give such Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.
Director and Officer Indemnification and Insurance
Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company’s Amended and Restated Certificate of Incorporation, as amended, as in effect as of the date of the Merger Agreement (the “Charter”), provides that a director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of a dividend or approval of a stock purchase or redemption in violation of Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper benefit.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party (other than an action by or in the right of the corporation) by reason of the fact that he or she holds any of such positions, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company’s Amended and Restated Bylaws, as amended, as in effect as of the date of the Merger Agreement (the “Bylaws”) provide that the Company shall indemnify and advance expenses to any and all persons who may serve or who have served at any time as directors or officers, or who at the request of the board of directors may serve, or at any time have served, as directors or officers of another corporation, and their respective heirs, administrators, and executors, against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually and reasonably incurred by such persons in connection with the defense or settlement of any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reasons of being or having been directors or officers or a director or officer of the Company, or of such other corporation. The Bylaws also provide that such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, amendment, vote of the stockholders, or otherwise.
The Merger Agreement provides that Parent will cause the Surviving Corporation and its subsidiaries to: (i) indemnify (including the advancement of expenses) to the full extent of all rights thereto existing in favor of the current or former directors, managers, and officers of the Company and its subsidiaries as provided in any indemnification agreement which has previously been made available to Parent or in the Charter or Bylaws or other organizational documents, in each case as in effect on the date of the Merger Agreement for acts or omissions occurring prior to the Effective Time for a period of six (6) years after the Effective Time with respect to any claims against such directors, managers, or officers arising out of such acts or omissions, except as otherwise required by applicable law; and (ii) not amend, repeal, or otherwise modify such provisions in any respect that would adversely affect such rights during the period of six (6) years after the Effective Time, except as otherwise required by applicable law.
The Merger Agreement further provides that, for a period of six (6) years after the Effective Time, Parent will cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time (including in connection with the transactions contemplated by the Merger Agreement), provided, that Parent may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such persons than the Company’s existing policies as of the date of the Merger Agreement, or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time), and provided that neither Parent nor the Company is required to pay annual premiums for such insurance in excess of 300% of the amount of the annual premiums paid by the Company for fiscal year ended June 30, 2023; it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount.
In the event that Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all its properties and assets to any person, then, and in each such case, Parent will cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligation described above.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Bylaws, the Merger Agreement and Merger Agreement Amendment, which are filed as Exhibits (e)(10), (e)(11), (e)(12), (e)(13), (e)(1) and (e)(2), to this Schedule 14D-9, respectively, and, in each case, is incorporated herein by reference.
Section 16 Matters
Pursuant to the Merger Agreement, prior to the Effective Time, the Company Board will take all such steps as may be necessary or appropriate to cause the transactions contemplated by the Merger Agreement, including any dispositions of Shares (including derivative securities with respect to such Shares) resulting from the transactions contemplated by the Merger Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10(d) Matters
Prior to the Acceptance Time (as defined in the Merger Agreement), the Compensation Committee of the Board will take the steps required to cause each agreement, arrangement, or understanding that has been or will be entered into by the Company or any of its subsidiaries with any of its officers, directors, or employees pursuant to which compensation, severance, or other benefits is or becomes payable to such officer, director, or employee to be approved as an “employment compensation, severance, or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.
Item 4.	The Solicitation or Recommendation
Recommendation of the Board
At a meeting duly called and held on July 11, 2022, after careful consideration, including review of the terms and conditions of the Offer in consultation with certain members of the Company’s senior management as well as the Company’s financial and legal advisors, and after considering its fiduciary duties under Delaware law, the Company Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Accordingly, and for other reasons described in more detail below, the Company Board unanimously recommends that all of the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
A joint press release, dated July 12, 2022, issued by the Company and Aurora announcing the Merger Agreement is included as Exhibit (a)(5)(A) hereto.
Background of the Offer and the Merger; Reasons for Recommendation
Background of the Offer and the Merger
The following chronology sets forth a summary of the material events leading up to the execution and delivery of the Merger Agreement.
As part of the Company’s ongoing planning process, members of the Company Board and members of the Company’s senior management review and assess from time to time the Company’s operations, financial performance, and competitive position, as well as industry conditions and trends and potential strategic alternatives in order to enhance shareholder value, including, among other things, potential business combinations, acquisitions, divestitures, the sale of all or part of the Company, a merger with another party, dividends, share repurchases, or continuing to execute on the Company’s short- and long-term business plans.
As part of the Company’s review of strategic alternatives during the second half of 2021, the Company Board resolved to retain an outside financial advisor to assist in its evaluation of possible strategic alternatives, particularly developing and executing an acquisition strategy given the fragmented nature of the industry, the Company’s growing pipeline of targets, and the cash position the Company had built during the COVID period. After discussing the qualifications of, and meeting with, several outside financial advisors during the second half of 2021, the Company Board determined to retain Raymond James & Associates, Inc (“Raymond James”) during August 2021, largely due to Raymond James’ extensive experience advising middle market growth companies in the healthcare industry its market knowledge of the industry and of the Company’s business segment in particular. Following negotiations and discussions between representatives of the Company and Norton Rose Fulbright US LLP (“Norton Rose”), the Company’s legal counsel, and representatives of Raymond James, the Company retained Raymond James by execution of an engagement letter on August 25, 2021. As part of Raymond James’ responsibilities under the engagement, Raymond James periodically updated the Company Board regarding market conditions generally, including the financial markets and the market for mergers and acquisitions, assisted in the evaluation of potential acquisition targets for the Company, and stood available to assist with inbound inquiries relating to strategic transactions involving the Company, if any.
On April 6, 2022, Andrew Wilson, a Partner at Aurora, placed an unsolicited telephone call to W. Patrick Mulloy, Chief Executive Officer and President of the Company, to welcome him as the new Chief Executive Officer and President of the Company, and suggested that the two meet in person to discuss the medical, pharmaceutical, and hazardous waste management industry generally. The same week, Mr. Mulloy informed the Company Board of the outreach and also discussed how to approach the upcoming meeting with representatives of Norton Rose and Raymond James.
On April 12, 2022, Mr. Mulloy had dinner with Mr. Wilson during which Mr. Wilson first expressed a high-level preliminary interest in acquiring the Company. Mr. Mulloy indicated he would have to discuss the matter with the Board. No confidential or non-public information regarding the Company was provided to Aurora.
On April 13, 2022, Mr. Mulloy informed the Company Board of the dinner.
At this time, no written indication of interest to acquire the Company had been submitted.
On April 29, 2022, Mr. Wilson and Mr. Mulloy had a telephone conversation during which Mr. Wilson indicated that he believed a business combination made sense for all parties involved and indicated that a preliminary non-binding offer letter would be submitted later that day.
On April 29, 2022, the Company Board received, on behalf of Aurora and its portfolio company Curtis Bay Medical Waste Services, a preliminary unsolicited non-binding offer letter with respect to an acquisition of all of the issued and outstanding Shares of the Company. The proposal contemplated a per share price of $8.75, in cash, which represented a 103% premium to the Company’s closing share price on The Nasdaq Capital Market as of April 29, 2022. The proposal contemplated signing a definitive merger agreement within approximately two weeks, did not contemplate a debt financing contingency, and contemplated a full equity commitment for the entire purchase price.
On May 1, 2022, the Company Board held a virtual special meeting at which members of senior management and representatives of Raymond James and Norton Rose were present. The Company Board reviewed and extensively discussed the offer letter received from Aurora. Representatives of Norton Rose then reviewed and discussed with the Company Board the fiduciary duties of the directors under Delaware law, including fiduciary duties with respect to a potential business combination, as well as the responsibilities of the Company Board and potential courses of action (including, but not limited to, negotiating with Aurora if the offer were viewed as a legitimate and attractive proposal, or pursuing a “stand alone” strategy, in each case based on the Company Board’s determination as to the best interests of the Company’s stockholders) as it considered a potential response to the offer letter. The Company Board then requested that Raymond James and the Company’s management begin analyzing the terms of the offer letter and alternatives for the Company from a financial and valuation perspective. Norton Rose was directed to prepare and circulate to the Company Board a presentation prior to the next special meeting of the Company Board describing in further detail the fiduciary duties of the directors under Delaware law and other transaction considerations for review in advance of and during the next special meeting of the Company Board.
On May 2, 2022, Norton Rose provided to the Company Board, in advance of the upcoming May 5, 2022 special meeting of the Company Board, a presentation describing in detail the fiduciary duties of the directors under Delaware law, including its fiduciary duties with respect to potential business combinations and alternatives to such a transaction, and preliminary transaction considerations.

On May 5, 2022, the Company Board held a virtual special meeting at which members of senior management and representatives of Raymond James and Norton Rose were present. During the meeting, Norton Rose reviewed and discussed with the Company Board in detail the responsibility of the Company Board with respect to fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination and alternatives to such a transaction, and duties and responsibilities of the Company Board in respect of the offer letter and alternative opportunities for the Company and its stockholders.
On May 6, 2022, the Company Board held a virtual special meeting at which members of senior management and representatives of Raymond James and Norton Rose were present. Representatives of Raymond James reviewed and discussed with the Company Board materials previously circulated to the Company Board with respect to the offer letter. Representatives of Raymond James also reviewed and discussed with the Company Board background information regarding Aurora and its transaction experience, as well as timing and process matters, the Company’s historical stock prices historical earnings analyses, and financial, valuation, and related matters, including the continued significant decrease in the Company’s stock price following the return to more normalized market conditions after unusually strong performance during 2021, which had benefitted significantly (but temporarily) from COVID-19 immunization activity. Representatives of Norton Rose discussed with the Company Board the use of a confidentiality agreement and other preliminary transaction matters. The Company Board then discussed whether to continue to engage with Aurora regarding a potential transaction. The Company Board determined, after hearing and considering advice from representatives of Raymond James, based on the terms of Aurora’s offer, including the significant premium offered, to continue to pursue a transaction with Aurora by proceeding with preliminary discussions and preliminary due diligence and instructed the Company’s senior management and its legal and financial advisors to engage in preliminary discussions and preliminary due diligence with Aurora following the execution and delivery of a customary confidentiality agreement with appropriate “standstill” provisions for the benefit of the Company.
On May 6, 2022, representatives of Raymond James and Aurora held a telephone call during which they discussed the process for allowing Aurora to conduct preliminary due diligence. Following such call, representatives of Norton Rose circulated a draft confidentiality agreement to the Company Board for review, and Aurora sent to Raymond James its due diligence request list.
On May 7, 2022, at the direction of the Company Board, representatives of Raymond James provided the draft confidentiality agreement to Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), counsel to Aurora. Representatives of Norton Rose and Gibson Dunn then engaged in various correspondence on May 8, 2022 and May 9, 2022 in respect of the draft confidentiality agreement in an attempt to negotiate terms acceptable to both the Company and Aurora. Representatives of Norton Rose indicated that the Company Board required the confidentiality agreement to include a customary “standstill” provision. Aurora, understanding that this was a requirement, accordingly agreed.
On May 9, 2022, the Company entered into the Confidentiality Agreement (with the requested “standstill” provisions) with Raven Parent. The Confidentiality Agreement provided that neither Raven Parent nor any of its affiliates or any of its or their representatives acting on its or their behalf would be prohibited or restricted from confidentially requesting that the Company Board waive the application of any of the “standstill” provisions. The Company did not enter into any confidentiality agreements other than the Confidentiality Agreement with Raven Parent.
On and after May 9, 2022, at the direction of the Company Board, members of senior management of the Company and representatives of Raymond James held multiple due diligence meetings with representatives of Aurora and its advisors both telephonically and in person (including, after June 18, 2022, at the Company’s offices and facilities) and responded to various requests and questions in respect of due diligence matters (including through the virtual data room described below).
On May 13, 2022, representatives of Norton Rose and Gibson Dunn discussed transaction documentation, process, and related matters.
During the afternoon of May 13, 2022, members of senior management of the Company and representatives of Raymond James and Norton Rose discussed pending due diligence requests and process matters.
On May 17, 2022, the Company granted representatives of Aurora and its advisors access to a virtual data room containing non-competitively sensitive materials in respect of the Company for purposes of its preliminary due diligence investigation.

On June 1, 2022, members of senior management of the Company met with representatives of Aurora and its advisors to discuss due diligence matters.
On June 15, 2022, the Company Board attended a dinner with representatives of Raymond James during which Raymond James presented to the Company Board information and preliminary analysis regarding Aurora, the offer letter previously received from Aurora, due diligence and transaction status and process, transaction considerations and strategic alternatives (including, but not limited to, remaining an independent public company, effecting an acquisition strategy, return of capital through dividends or buybacks, a sale to a strategic acquiror, or a going private transaction with a financial sponsor), and related matters.
On June 16, 2022, the Company Board held a virtual special meeting at which members of senior management and representatives of Raymond James and Norton Rose were present. Representatives of Raymond James reviewed and discussed with the Company Board materials previously circulated to the Company Board with respect to the offer letter, including its view as to opportunities to seek higher consideration for the Company’s stockholders, additional background information regarding Aurora and its transaction experience, transaction process and timeline, the Company’s historical stock prices and historical earnings (including noting decreased revenue and earnings per share in the most recently completed fiscal quarter), financial projections previously provided by the Company’s management and the assumptions in respect thereof, financial and valuation matters, the competitive industry landscape, market drivers, strategic alternatives and the benefits and risks thereof (including remaining an independent company, effecting acquisitions, return of capital via dividends or buybacks, or a transaction with a strategic acquiror or financial sponsor (other than with an affiliate of Aurora)), and due diligence and related matters. Representatives of Norton Rose discussed with the Company Board preliminary transaction matters and reviewed in detail the responsibility of the Company Board as it relates to fiduciary duties under Delaware law and transaction duties and responsibilities of the Company Board as it considers the offer letter or alternative opportunities for the Company and its stockholders. The Company Board also discussed the advisability of entering into a significantly time-limited exclusivity agreement at the appropriate time.
On June 16, 2022, the Company Board received, on behalf of Aurora and its portfolio company Curtis Bay Medical Waste Services, an updated preliminary non-binding offer letter with respect to an acquisition of the issued and outstanding Shares of the Company. The proposal contemplated a per share price of $7.75, in cash, which represented a 138% premium to the Company’s closing share price on The Nasdaq Capital Market as of June 16, 2022. The proposal indicated a reduction in the per share price from Aurora’s previous offer due to factors impacting valuation, including historical earnings information publicly released by the Company after April 29, 2022. The proposal contemplated signing a definitive merger agreement within approximately two weeks, did not contemplate a debt financing contingency, and contemplated a full equity commitment for the entire purchase price. Aurora requested a 15-day exclusivity period to negotiate definitive transaction documents and complete confirmatory due diligence in consideration of the time, effort, and expense that has been expended to date on the proposed transaction.
On June 16, 2022, at the direction of the Company Board, representatives of Raymond James subsequently engaged with representatives of Aurora regarding increasing the per share price to $9.25 per share.
On June 17, 2022, the Company Board received, on behalf of Aurora and its portfolio company Curtis Bay Medical Waste Services, an updated preliminary non-binding offer letter with respect to an acquisition of the issued and outstanding Shares of the Company. The proposal contemplated a per share price of $8.50, in cash, which represented a 169% premium to the Company’s closing share price on The Nasdaq Capital Market as of June 17, 2022. The proposal contemplated signing a definitive merger agreement within approximately two weeks, did not contemplate a debt financing contingency, contemplated a full equity commitment for the entire purchase price, and reaffirmed the request for a 15-day exclusivity period.
On June 18, 2022, at the direction of the Company Board, representatives of Raymond James subsequently engaged with representatives of Aurora on the price per share proposed. Representatives of Raymond James informed Aurora that it would need to increase its price per share for the Company to consider Aurora’s offer and to enter into an exclusivity agreement with Aurora. Aurora subsequently increased the preliminary per share price to $8.75, in cash, conditioned on the execution of a 15-day exclusivity agreement. Representatives of Aurora then indicated that the $8.75 price per share represented its best and final offer and that it was not willing to further increase the per share price. Representatives of Raymond James passed the offer along to the Company Board.

Following news of Aurora’s increase in its share price, on June 18, 2022, representatives of the Company Board reviewed with Norton Rose and approved a draft 15-day customary exclusivity agreement, and on June 19, 2022, the Company and Aurora executed and delivered the exclusivity agreement.
On June 20, 2022, representatives of Norton Rose and Gibson Dunn held a conference call to discuss transaction documentation and process matters as well as a “clean team” agreement to facilitate the limited exchange of potentially competitively sensitive diligence materials in compliance with applicable antitrust and other applicable legal requirements.
On June 21, 2022, representatives of Norton Rose provided a draft “clean team” agreement to Gibson Dunn. On June 21, 2022, members of the Company’s senior management reviewed guidance from Norton Rose with respect to compliance with antitrust and related restrictions arising under applicable law.
On June 25, 2022, representatives of Gibson Dunn provided to the Company and representatives of Norton Rose initial drafts of the draft merger agreement and related documentation, including the equity commitment letter, limited guaranty, and tender and support agreement to be executed and delivered by all current Company directors and certain executive officers of the Company.
On June 27, 2022, members of senior management of the Company and representatives of Norton Rose reviewed and discussed the draft “clean team” agreement and the Company executed and delivered the Clean Team Confidentiality Agreement.
On June 28, 2022, the Company Board held a virtual special meeting at which members of senior management and representatives of Raymond James and Norton Rose were present. Representatives of Norton Rose reviewed and discussed with the Company Board materials previously circulated to the Company Board, including a preliminary analysis in respect of the draft merger agreement and related documentation, including the equity commitment letter, limited guaranty, and tender and support agreement. Representatives of Norton Rose described and discussed with the Company Board the draft merger agreement and related documentation, including the equity commitment letter, limited guaranty, and tender and support agreement, and related matters including, but not limited to, the proposed transaction structure, the treatment of the Company’s equity awards, the tender offer and transaction timeline, the availability of specific performance under the transaction documents, Aurora’s proposal to grant the Company third party beneficiary rights in respect of Parent’s obligation to cause the funding of the equity commitment, representations and warranties, covenants (including interim covenants), the proposed no shop provisions and related “fiduciary out” provisions permitting the Company in certain circumstances (and subject to the terms and conditions of the merger agreement) to terminate the merger agreement and enter into an alternative acquisition agreement with respect to an unsolicited superior proposal), termination events, termination fee and reverse termination fee of 5.0% of equity value proposed by Aurora and related triggers, expense reimbursement provisions requested by Aurora, closing conditions and the probability of such conditions being satisfied, regulatory approvals, and other matters arising in the draft transaction documents. The Company Board engaged in a robust discussion regarding the potential deal terms and related matters and provided direction to Norton Rose on the draft transaction documents, including direction to expand the “fiduciary out” provisions, delete the expense reimbursement provisions requested by Aurora, and seek a termination fee of 3.0% of equity value (as opposed to Aurora’s initial request for a termination fee equal to 5.0% of equity value) and a reverse termination fee of 5.0% of equity value.
On July 2, 2022, after receiving direction from the Company Board and input from members of senior management of the Company, representatives of Norton Rose sent to Gibson Dunn a revised draft of the merger agreement and related documentation, including the equity commitment letter, limited guaranty, and tender and support agreement.
On July 2, 2022, representatives of Raymond James and Aurora discussed the status of the due diligence process and Aurora requested an extension of the exclusivity period of one additional week in order to complete confirmatory due diligence and negotiation of the transaction documents, which the Company Board reviewed and approved on July 3, 2022 and the extension was subsequently executed and delivered on July 4, 2022.
On July 6, 2022, representatives of Gibson Dunn provided to Norton Rose revised drafts of the merger agreement and related documentation, including the equity commitment letter, limited guaranty, and tender and support agreement.
On July 6, 2022, representatives of Norton Rose provided to Gibson Dunn draft disclosure schedules to the draft merger agreement, and subsequently several drafts of the disclosure schedules were reviewed and exchanged.

On July 7, 2022, the Company Board held a virtual special meeting at which members of senior management and representatives of Raymond James and Norton Rose were present. Representatives of Norton Rose reviewed and discussed with the Company Board materials previously circulated to the Board, including an analysis of open issues in respect of the draft merger agreement and related documentation, including the equity commitment letter, limited guaranty, and tender and support agreement. Representatives of Norton Rose and the Company Board discussed various matters including, but not limited to, termination fees and reverse termination fees, termination fee triggers, expense reimbursement provisions, and other material provisions in the draft merger agreement and related documentation, including the equity commitment letter, limited guaranty, and tender and support agreement. The Company Board further engaged in a robust discussion regarding the draft transaction documents and terms thereof, the analysis of Norton Rose, and related matters. The Company Board directed Norton Rose as to the preferred resolution with respect to the issues discussed, particularly, direction to seek a termination fee equal to 3.0% of equity value (as opposed to a termination fee of 4.5% as proposed in Aurora’s most recent draft merger agreement) and a reverse termination fee of 4.5% of equity value, to accept a capped expense reimbursement, and the timeline for a response. The Company Board further discussed with representatives of Raymond James and Norton Rose the communication plan, press releases, and related SEC filings and other communications in connection with the transactions.
On July 7, 2022, after receiving direction from the Company Board and input from members of senior management of the Company, representatives of Norton Rose provided to Gibson Dunn revised drafts of the merger agreement and related documentation, including equity commitment letter, limited guaranty, and tender and support agreement.
On July 9, 2022, representatives of Gibson Dunn provided to Norton Rose revised drafts of the merger agreement and related documentation, including equity commitment letter, limited guaranty, and tender and support agreement.
On July 10, 2022, Mr. Mulloy and Charles Veniez, an Executive Advisor to Aurora, discussed post-signing communications matters.
During the late afternoon on July 11, 2022, the Company Board held a virtual special meeting at which members of senior management and representatives of Raymond James and Norton Rose were present. Representatives of Norton Rose provided the Company Board with an overview of the proposed transaction based on the progress of negotiations with Aurora and Gibson Dunn, including the remaining terms of the draft merger agreement and related documentation, including the equity commitment letter, limited guaranty, and tender and support agreement, as proposed by Aurora and Gibson Dunn, including Aurora’s proposal for a termination fee of 4.0% of equity value and a reverse termination fee of 4.5% of equity value and capped expense reimbursement of $5 million. The Company Board directed Norton Rose to finalize the transaction documents with the proposed terms as previously received from Aurora and Gibson Dunn. The representatives of Raymond James then reviewed and discussed with the Company Board its financial analysis with respect to the proposal of $8.75 per Share. Following the presentation, Raymond James rendered its oral opinion to the Company Board, which was subsequently confirmed in a written opinion dated July 11, 2022, that, as of such date and based upon and subject to the various qualifications and assumptions set forth in the written opinion, the Offer Price and the Merger Consideration was fair, from a financial point of view, to the holders of Shares (a copy of the written opinion of Raymond James is attached to this Schedule 14D-9 as Annex I). Please see the discussion in the section entitled “Financial Analyses and Opinion–Opinion of Raymond James & Associates, Inc.” of this Schedule 14D-9 for a more detailed description of the Raymond James financial analyses and the opinion rendered by Raymond James to the Company Board. Subsequently, after careful discussion and deliberation, including consideration of advice rendered by the Company’s legal and financial advisors, and after consideration of each of the matters listed under “Reasons for the Recommendation” below, the Company Board (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
During the night of July 11, 2022 into the early morning July 12, 2022, at the direction of the Company Board, representatives of the Company, Norton Rose, and Raymond James finalized draft transaction documentation on the terms approved by the Company Board with representatives of Aurora and Gibson Dunn.

During the early morning of July 12, 2022, Parent, Purchaser, and the Company executed and delivered the Merger Agreement and the related ancillary transaction documents, notified The Nasdaq Capital Market of the Transactions, and issued a joint press release publicly announcing the execution and delivery of the Merger Agreement.
Reasons for the Recommendation
In evaluating the Merger Agreement and the Transactions, the Company Board consulted with the Company’s senior management team and its outside legal and financial advisors and, in reaching its determination to recommend that Company stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Company Board relied upon and considered numerous reasons and factors, including but not limited to the material factors set forth below (the order in which the following factors appear does not reflect any relative significance):
Financial Terms; Certainty of Value
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Attractive Price. The Company Board’s belief that the Offer Price of $8.75 per Share represents full and fair value for the Shares, taking into account the Company Board’s familiarity with the Company’s current and historical financial condition, results of operations, business, competitive position, and prospects, as well as the Company’s future business plans (strategic and short- and long-term) and potential long-term value, including its future prospects and risks (including business plan execution risks) if it were to remain an independent company.

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Immediate Liquidity. The fact that the Offer Price and Merger Consideration consists solely of cash, which provides certainty of value and liquidity to the Company’s stockholders and does not in itself expose them to any future risks or uncertainties related to the business as a standalone enterprise or the financial markets generally.

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Substantial Premium. The relationship of the Offer Price to the trading price of the Shares, including the fact that the Offer Price represents a premium of approximately 207% over the $2.85 per Share closing sale price as of July 11, 2022, the last trading day before public announcement of the Merger Agreement.

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Fairness Opinion. The oral opinion of Raymond James delivered to the Company Board on July 11, 2022, which was subsequently confirmed in writing on July 11, 2022, that as of the date delivered, and based upon and subject to the various qualifications and assumptions set forth therein, the $8.75 in cash per Share to be received by holders of Shares pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders of Shares, as more fully described in the section entitled “Financial Analyses and Opinion–Opinion of Raymond James & Associates, Inc.” of this Schedule 14D-9.

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Appraisal Rights. That stockholders who do not believe that the Offer Price or Merger Consideration represents fair consideration for their shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Prospects of the Company
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The Company’s current and historical business, financial condition, results of operations, competitive position, strategic options, and prospects, as well as the Company’s short- and long-term business plan and prospects if it were to remain an independent public company, the risks and challenges associated with remaining an independent public company, and the potential impact of those factors on the future trading price of the Company’s common stock, including risks related to the following:

–	The general business environment for full-service national providers of comprehensive waste management solutions including medical, pharmaceutical, and hazardous waste.
–	The Company’s ability to attract additional customers and future business opportunities.
–	Changes in the medical, pharmaceutical, and hazardous waste management industry and related regulations.
–	The U.S. and global economy and general stock market conditions and volatility.
–	The Company Board’s belief, after a thorough review of possible strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis), in each case taking into account the potential benefits, risks, and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value.
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The fact that, through negotiations, the Company was able to obtain the Offer Price of $8.75 per Share despite a declining stock price subsequent to the initial communications with representatives of Aurora, and the Company Board’s belief that, based on negotiations and discussions with Aurora and an evaluation of the potential field of other potential acquirors, the Offer Price represented the highest price per Share that Parent or another potential acquiror would likely be willing to pay and represented the best value reasonably available to stockholders.

–	The lack of inbound inquiries in respect of the potential acquisition of all of the issued and outstanding Shares.
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The Company Board’s belief that actively soliciting other potential acquirors prior to the signing of the Merger Agreement would be unlikely to result in an improved price per Share or any timely competing offer, and that engaging in such communications would have likely resulted in significant delays or other significant risks to the opportunity presented by Aurora.

–	The timing of the Transactions and the risk that if the Company did not accept Parent’s offer, it may not have another opportunity to do so or a comparable opportunity.
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The other risks and uncertainties identified in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2021 and in the Company’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the SEC.

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The Company Board’s belief, after consideration of the factors described above, that the completion of the Offer and the consummation of the Merger represent the Company’s best reasonably available alternative for maximizing stockholder value.

Speed and Likelihood of Consummation
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The anticipated timing of the consummation of the Transactions, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related distraction and disruption.

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The Company Board’s belief, following consultation with legal counsel, that the Transactions presented a limited risk of not achieving regulatory clearance or having a delay in consummation of the Transactions due to regulatory review.

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Parent and Purchaser have obtained equity financing commitments to fund the Transactions and the Company is a third party beneficiary of the Equity Commitment Letter for the limited purpose of obtaining specific performance of Parent’s right to cause the equity financing to be funded, subject to certain conditions.

•	The business reputation and capabilities of Aurora and, by extension, Parent and Purchaser.
•	The fact that Parent and Purchaser’s obligation to complete the Transactions is not conditioned on the Parent or Purchaser obtaining debt financing.
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The Company Board’s expectation that, based on the limited number and nature of the conditions to funding set forth in the Equity Commitment Letter, such conditions will be timely met and the financing will be provided in a timely manner.

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The fact that (1) pursuant to the terms of the Merger Agreement, if Purchaser fails to consummate the Offer under certain circumstances, Parent is obligated to pay the Company a termination fee equal to

$7,869,400 (equal to approximately 4.5% of the equity value of the Transactions), and (2) the Aurora Funds have provided the Limited Guaranty in favor of the Company that guarantees the payment by Parent of, among other things, such termination fee when due, subject to the terms and conditions of the Limited Guaranty.
Terms of the Merger Agreement
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The Company Board considered all of the terms and conditions of the Merger Agreement, including the representations, warranties, covenants, and agreements of the parties, the conditions to closing, the form of the Offer Price and Merger Consideration, and the structure of the termination rights and termination fees, including:

–	That the terms of the Merger Agreement were the products of arms’-length negotiations between two sophisticated parties and their respective legal advisors and the Company’s financial advisor.
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That the “fiduciary out” provisions of the Merger Agreement, subject to the terms and conditions thereof, permit the Company to furnish information to and participate in discussions and negotiations with third parties that make unsolicited acquisition proposals and, upon payment of a $6,995,000 termination fee, and subject to certain notice requirements and “matching” rights, terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal.

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The Company Board’s belief that the $6,995,000 termination fee payable by the Company under certain circumstances set forth in the Merger Agreement (equal to approximately 4% of the equity value of the Transactions) is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Offer and the Merger and would not preclude or meaningfully deter another party from making a competing proposal.

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That Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of conditions, and the Company Board’s belief, in consultation with senior management of the Company and legal and financial advisors, that the Transactions are reasonably likely to be consummated.

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That Purchaser is obligated to extend the Offer for successive extension periods if any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which may not be waived by Purchaser), and to extend the Offer for an additional period of up to ten business days if at any scheduled expiration of the Offer the only offer condition not satisfied is the Minimum Condition.

The Company Board has also considered a variety of uncertainties and risks and other potentially negative factors concerning the Offer and the Merger. These factors included the following:
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No Stockholder Participation in Future Growth or Earnings. The fact that the Company’s public stockholders will cease to participate in the Company’s future earnings growth or benefit from any future increase in its value following the Merger, including appreciation resulting from operational improvements, strategic initiatives, potential synergies with Parent or its Affiliates resulting from the Transactions, or otherwise.

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Termination Fee. The possibility that the termination fee of $6,995,000 payable by the Company to Parent under certain circumstances set forth in the Merger Agreement may become payable or deter third parties that might be interested in exploring an acquisition of the Company.

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Expense Reimbursement. The possibility that, in the event the Merger Agreement is terminated, under certain circumstances as set forth in the Merger Agreement, the Company will be required to reimburse Parent and its affiliates for their reasonable and documented out-of-pocket fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum amount of $5,000,000.

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Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the Transactions might not be consummated, and the risks and costs to the Company in such event, including the diversion of management and employee attention and the potential disruptive effect on business and customer or supplier relationships, stock price, and the ability to attract and retain key management personnel and employees.

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Monetary and Opportunity Costs. The significant costs involved in connection with completing the Merger, the substantial management time and effort required to complete the Merger, and the related disruption to the Company’s operations.

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Effects of Transaction Announcement. The possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s management, as well as the likelihood of litigation in connection with the Merger.

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Closing Conditions. The fact that completion of the Offer and the Merger is subject to the satisfaction of certain closing conditions that are not within the Company’s control, including receipt of the necessary regulatory clearances and approvals and that no material adverse effect on the Company has occurred.

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Taxable Consideration. Any gains from the consideration to be received by the U.S. stockholders in the Offer and the Merger generally will be taxable to the U.S. stockholders for U.S. federal income tax purposes. Non-U.S. stockholders should consult their own tax advisors regarding the U.S. and non-U.S. tax consequences to them of the Offer and the Merger.

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Interim Restrictions on Business Pending the Completion of the Offer. The fact that the Merger Agreement contains restrictions on the conduct of the Company’s business prior to the completion of the Merger, including generally requiring the Company to carry on its business in the ordinary course consistent with past custom and practice, subject to specified limitations, and that the Company will generally not undertake various actions related to the conduct of its business except with the prior written consent of Parent, which may delay or prevent the Company from responding to changing market and business conditions or from otherwise taking actions that would be advisable if the Company were to remain an independent enterprise.

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Transaction Expenses. The substantial transaction expenses to be incurred and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed.

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Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally.

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Remedies. The fact that if the Merger does not occur, the maximum aggregate liability for monetary damages is limited to the Parent Termination Fee of $7,869,400, certain related collection costs, and reimbursement and indemnity with respect to certain debt financing cooperation that may be provided by the Company prior to the Merger, and such amounts may not be sufficient to compensate the Company for losses suffered as a result of a failure of the Merger to occur.

The foregoing discussion of the information, reasons, and factors considered by the Company Board is not intended to be exhaustive, but rather includes the principal material information, reasons, factors, and analyses considered by the Company Board in reaching its conclusions and recommendation in relation to the Merger Agreement and the Transactions. The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, results of operations, financial condition, and prospects of the Company, in consultation with the Company’s senior management and legal and financial advisors. The Company Board did not provide a specific assessment of, quantify, or otherwise assign any relative weights to, the reasons and factors considered in reaching its determinations and recommendations. Instead, the Company Board conducted an overall analysis of the reasons and factors described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences. Individual members of the Company Board may have given different weight to different reasons and factors.
Intent to Tender
To the knowledge of the Company after making reasonable inquiry, each director and each executive officer of the Company has advised the Company that his or her intention is to tender all Shares, if any, beneficially owned by him or her pursuant to the Offer (excluding any Shares (i) as to which he or she does not have discretionary authority to sell or direct the sale, (ii) Shares with respect to which he or she acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender, and (iii) underlying, or subject to, outstanding

Company Stock Options). In addition, the Company’s current directors and certain executive officers entered into the Tender and Support Agreement pursuant to which such stockholders have agreed to tender their Shares in the Offer.
Financial Analyses and Opinion
Opinion of Raymond James & Associates, Inc.
Pursuant to an engagement letter dated August 23, 2021, Sharps retained Raymond James as its financial advisor in connection with Sharps’ evaluation of buy-side acquisition opportunities and various strategic alternatives, including a potential acquisition of Sharps, and to evaluate the fairness, from a financial point of view, to the holders of Shares, or the consideration to be received by such holders pursuant to any such proposed acquisition. Sharps selected Raymond James as a financial advisor because it is a globally-recognized investment banking firm offering a full range of investment banking services to its clients. In the ordinary course of its investment banking business, Raymond James is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
At the meeting of the Board on July 11, 2022, Raymond James rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares (the “Holders”) in the proposed Offer and Merger was fair, from a financial point of view, to such Holders. Raymond James confirmed its July 11, 2022 oral opinion by delivering its written opinion to the Board, dated July 11, 2022, that, as of such date, the Offer Price and Merger Consideration to be paid to the Holders in the proposed Offer and Merger were fair, from a financial point of view, to such Holders. The full text of the written opinion of Raymond James dated July 11, 2022, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken in connection with the preparation of its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of Raymond James set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Holders are urged to read the entire opinion carefully in connection with their consideration of the Offer and Merger. The opinion of Raymond James speaks only as of the date of the opinion and does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the Offer and Merger. Raymond James’ written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Offer and Merger, was directed only to the Offer Price and Merger Consideration to be paid to the Holders in the proposed Offer and Merger and did not address any other aspect of the proposed Offer and Merger, the underlying business decisions of Sharps to engage in the Offer and Merger, the structure or tax consequences of the Offer and Merger, or the availability of any alternatives to the proposed Offer and Merger. Raymond James expressed no opinion as to the fairness of the Offer Price and Merger Consideration to the holders of any other class of securities, creditors or other constituencies of Sharps or as to the underlying decision by Sharps to engage in the proposed Offer and Merger. The issuance of Raymond James’s opinion was approved by a fairness committee of Raymond James. Neither the opinion of Raymond James nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 constitutes advice or a recommendation to the Board, any stockholder of Sharps or any other person, should vote or otherwise act with respect to the Merger or any other matter, or whether to tender Shares in connection with the Offer or otherwise.
In connection with its review of the Offer and Merger and the preparation of its opinion, Raymond James, among other things:
•	reviewed a draft dated July 11, 2022 of the Merger Agreement;
•	reviewed certain publicly available business and financial information concerning Sharps and the industry in which it operates;
•	compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies Raymond James deemed relevant;
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compared the financial and operating performance of Sharps with publicly available information concerning certain other companies Raymond James deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and financial projections prepared by the management of Sharps relating to its business;

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received a certificate addressed to Raymond James from a member of senior management of Sharps regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of Sharps; and

•	performed such other financial studies and analyses and considered such other information as Raymond James deemed appropriate for the purposes of its opinion.
In addition, Raymond James held discussions with certain members of the senior management of Sharps with respect to certain aspects of the Offer and Merger, and the past and current business operations of Sharps, the financial condition and future prospects and operations of Sharps, and certain other matters Raymond James believed necessary or appropriate to its inquiry.
In giving its opinion, Raymond James relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Raymond James by Sharps or otherwise reviewed by or for Raymond James, and Raymond James did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. Raymond James relied on the assurances of the management of the Company that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Raymond James did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did Raymond James evaluate the solvency of Sharps, Parent, Purchaser or Aurora under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to Raymond James or derived therefrom, Raymond James assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Sharps to which such analyses or forecasts relate. Raymond James expressed no view as to such analyses or forecasts or the assumptions on which they were based. Raymond James also assumed that the Transactions will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to Raymond James. Raymond James also assumed that the representations and warranties made by Sharps, Parent, Purchaser and Aurora in the Merger Agreement, the Guaranty and the related agreements were and will be true and correct in all respects material to its analysis. Raymond James is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Sharps with respect to such issues. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting, regulatory or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of Sharps, on the fact that Sharps was assisted by legal, accounting and tax advisors, and, with the consent of Sharps relied upon and assumed the accuracy and completeness of the assessments by Sharps and its advisors, as to all legal, accounting, regulatory and tax matters with respect to Sharps and the Offer and Merger. Raymond James further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Merger will be obtained without any adverse effect on Sharps or on the contemplated benefits of the Offer and Merger.
Raymond James’ opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Raymond James as of, the date of such opinion. Raymond James’s opinion noted that subsequent developments may affect Raymond James’s opinion, and that Raymond James does not have any obligation to update, revise, or reaffirm such opinion. Raymond James’s opinion is limited to the fairness, from a financial point of view, of the Offer Price and Merger Consideration to be paid to the Holders in the proposed Offer and Merger, and Raymond James expressed no opinion as to the fairness of any consideration paid in connection with the Offer and Merger to the holders of any other class of securities, creditors or other constituencies of Sharps or as to the underlying decision by Sharps to engage in the Offer and Merger. Furthermore, Raymond James expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Offer and Merger, or any class of such persons relative to the Offer Price or Merger Consideration to be paid to the Holders in the proposed Offer and Merger or with respect to the fairness of any such compensation. Raymond James expressed no opinion as to the price at which the Shares will trade at any future time.
The terms of the Merger Agreement, including the Offer Price and Merger Consideration, were determined through arm’s-length negotiations between Sharps and Parent, and the decision to enter into the Merger Agreement was solely that of the Board. Raymond James’s opinion and financial analyses were only one of the many factors considered by the Board in its evaluation of the proposed Offer and Merger and should not be viewed as determinative of the views of the Board or Sharps’ management with respect to the proposed Offer and Merger or the Merger Consideration.
The following is a summary of certain material financial analyses provided by Raymond James to the Board on July 11, 2022 in connection with Raymond James rendering its opinion described above. The following summary, however, does not purport to be a complete description of the analyses or data presented by Raymond James, nor does the order of analyses described represent the relative importance or weight given to those analyses by Raymond James. In accordance with customary investment banking practice, Raymond James employed generally accepted valuation methods in reaching its opinion rendered to the Board on July 11, 2022, and contained in the presentation delivered to the Board on such date in connection with the rendering of such opinion, and the following does not purport to be a complete description of the analyses or data presented by Raymond James. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Raymond James, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Raymond James’s financial analyses.
Public Trading Multiples
Using publicly available information, Raymond James compared selected financial data of Sharps with similar data for the following selected publicly traded companies:
Medical Waste Disposal Management:
•	Stericycle, Inc.
Waste Disposal Management:
•	Clean Harbors, Inc.
•	Harsco Corporation
•	Heritage-Crystal Clean, Inc.
These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of Raymond James’s analyses, were, in Raymond James’s judgment, considered sufficiently similar to that of Sharps based on business sector participation, financial metrics and form of operations. None of the selected companies reviewed is identical to Sharps and certain of these companies may have characteristics that are materially different from that of Sharps. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Sharps.
For each of the selected companies, Raymond James calculated multiples and ratios based on closing stock prices on July 8, 2022 (the last full trading day prior to the date that Raymond James delivered its oral opinion to the Board). For each of the following analyses performed by Raymond James, estimated financial data for the selected companies was based on information Raymond James obtained from SEC filings and publicly available analyst consensus estimates obtained from S&P Capital IQ. The multiples and ratios for each of the selected companies were based on such information. Among other calculations, with respect to Sharps and the selected companies, Raymond James calculated (1) the multiple of enterprise value (calculated as the market value of equity on a fully-diluted basis calculated using the treasury stock method, taking into account in-the-money options, restricted stock units, performance stock units and other equity awards and convertible securities, plus the face value of debt and other adjustments, including preferred equity and minority interest, net of equity in affiliates and cash and cash equivalents (“Enterprise Value”)) to the estimated earnings before interest, tax, depreciation and amortization (excluding stock-based compensation expense, “EBITDA”) for calendar year 2022 based on publicly available analyst consensus estimates obtained from S&P Capital IQ (which is referred to in this section as “2022E EV/EBITDA”), (2) the multiple of Enterprise Value to estimated EBITDA for calendar year 2023 based on publicly available analyst consensus estimates obtained from S&P Capital IQ (which is referred to in this section as “2023E EV/EBITDA”), (3) the multiple of Enterprise Value to estimated revenue for calendar year 2022 based on publicly available analyst consensus estimates obtained from S&P Capital IQ (which is referred to in this section as

“2022E EV/Revenue”) and (4) the multiple of Enterprise Value to estimated revenue for calendar year 2023 based on publicly available analyst consensus estimates obtained from S&P Capital IQ (which is referred to in this section as “2023E EV/Revenue”).
Based on this analysis, Raymond James then derived a multiple reference range of (i) 6.3x—13.6x for the 2022E EV/EBITDA multiple, (ii) 6.6x—11.8x for the 2023E EV/EBITDA multiple, (iii) 1.1x—2.3x for the 2022E EV/Revenue multiple, and (iv) 1.0x—2.2x for the 2023E EV/Revenue multiple. After applying such ranges to the forecasted LTM March-2022 and 2023E Adjusted EBITDA (as defined below) and LTM March-2022 and 2023E Revenue of Sharps, as set forth in the Management Forecasts (See “Item 4. The Solicitation or Recommendation—Certain Management Forecasts” below for a description of the Management Forecasts), the analysis indicated the following implied per share equity values of the Shares, as compared to the Offer Price and Merger Consideration of $8.75 per Share:
Public Trading Analysis Implied Equity Value Per Share of Company Common Stock
Implied Value Per Share (rounded to the nearest $0.25)
LTM March-2022 EV/EBITDA	$2.23 – 3.61
2023E EV/EBITDA	$3.39 – 5.14
LTM March-2022 EV/Revenue	$4.84 – 8.41
2023E EV/Revenue	$4.91 – 9.02
Selected Transaction Analysis
Using publicly available information from SEC filings, relevant press releases and publicly available analyst consensus estimates obtained from S&P Capital IQ and Pitchbook Data, Inc, Raymond James examined selected transactions with respect to the enterprise value implied for the target company (calculated on the basis of the up-front consideration payable in the selected transactions and excluding any potential earn-outs) as i) a multiple of the target company’s preceding twelve-month period EBITDA (excluding stock-based compensation expenses) at the time of the transaction announcement (which is referred to as “EV/TTM EBITDA”), (ii) a multiple of the target company’s projected twelve-month period EBITDA (excluding both stock-based compensation expenses) at the time of the transaction announcement (which is referred to as “EV/NTM EBITDA”), (iii) a multiple of the target company’s preceding twelve-month period Revenue at the time of the transaction announcement (which is referred to as “EV/TTM Revenue”), and (iv) a multiple of the target company’s project twelve-month period Revenue at the time of the transaction announcement (which is referred to as “EV/NTM Revenue”). These transactions were selected, among other reasons, because the transactions occurred within a period that Raymond James deemed relevant and the businesses involved in these transactions operated in the medical waste disposal management and waste disposal management industries. The transactions considered are as follows:
Close Date	Acquiror	Target
May 2022	Republic Services, Inc.	US Ecology, Inc.
January 2022	Iron Mountain Incorporated	ITRenew, Inc.
November 2021	EQT Partners AB	Covanta Holding Corporation
October 2020	Waste Management, Inc.	Advanced Disposal Services, Inc.
November 2019	US Ecology, Inc.	NRC Group Holding Corp.
March 2017	Cintas Corporation	G&K Services, Inc.
May 2016	Iron Mountain Incorporated	Recall Holdings Limited
October 2015	Stericycle, Inc	Shred-it Internal Inc
The low, high, median and mean EV/TTM EBITDA multiples of the selected transactions were 11.9x, 16.6x, 13.7x, and 14.0x, respectively. The low, high, median and mean EV/NTM EBITDA multiples of the selected transactions were 8.5x, 13.0x, 11.8x, and 11.3x, respectively. The low, high, median and mean EV/TTM Revenue multiples of the selected transactions were 2.2x, 3.3x, 2.5x, and 2.6x, respectively. The low, high, median and mean EV/NTM Revenue multiples of the selected transactions were 2.0x, 3.1x, 2.4x, and 2.4x, respectively. Based on this analysis, Raymond James then derived a multiple reference range of (i) 11.9x—16.6x for the EV/TTM EBITDA multiple, (ii) 8.5x—13.0x for the EV/NTM EBITDA multiple, (iii) 2.2x—3.3x for the EV/TTM Revenue multiple, and (iv) 2.0x—3.1x for the EV/NTM

Revenue multiple. After applying such ranges to the LTM March-2022 and 2023E Adjusted EBITDA (as defined below) and LTM March-2022 and 2023E Revenue of Sharps, as set forth in the Management Forecasts (See “Item 4. The Solicitation or Recommendation—Company Management Forecasts” below for a description of the Management Forecasts), the analysis indicated the following implied per share equity values of the Shares, as compared to the Offer Price and Merger Consideration of $8.75 per Share:
Selected Transactions Analysis Implied Equity Value Per Share of Company Common Stock
Implied Value Per Share (rounded to the nearest $0.25)
EV/TTM EBITDA	$3.19 – 4.00
EV/NTM EBITDA	$4.02 – 5.55
EV/TTM Revenue	$8.60 – 12.36
EV/NTM Revenue	$8.52 – 12.25
No company, business or transaction used in this analysis is identical to Sharps or the Offer and the Merger, and accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies, businesses or transactions to which Sharps and the Offer and the Merger were compared or perspectives regarding the transactions selected for comparative purposes.
Discounted Cash Flows Analysis
Raymond James conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered earnings before interest expense and after tax (including stock-based compensation expenses), adjusted for depreciation and amortization, capital expenditures, and changes in net working capital. “Present value” refers to the current value of one or more future cash payments from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the projections period.
Raymond James calculated the present value of unlevered free cash flows that Sharps is expected to generate: (i) for calendar years 2023 through 2027 based upon Management Forecasts and (ii) for calendar years 2023E through 2027E based upon extrapolations of the Management Forecasts that were prepared by Raymond James with the consent of Sharps and which were used by Raymond James in connection with its financial analyses and in rendering its fairness opinion. Raymond James also calculated a range of terminal values for Sharps at end of calendar year 2027 by applying terminal EBITDA multiples ranging from 8.0x to 12.0x the EBITDA of Sharps during the terminal period of the projections. The range of terminal values were then discounted to present values using a discount rate range of 9.0% to 13.0%, which was chosen by Raymond James based upon an analysis of the weighted average cost of capital of Sharps. The present value was then divided by the number of fully diluted Shares outstanding as of June 30, 2022 to arrive at the following reference range of implied fully diluted equity values per Share, as compared to the Offer Price and Merger Consideration of $8.75 per Share.
Discounted Cash Flows Analysis Implied Equity Value Per Share of Company Common Stock
Implied Value Per Share (rounded to the nearest $0.25)
Management Forecasts	$6.10 – 9.46

Other Information
Raymond James observed certain additional information that was not considered part of Raymond James’s financial analysis with respect to its opinion but was noted for informational purposes, including the following:
Historical Trading Range
Raymond James reviewed the historical trading period of Sharps’ share prices for the period ending July 8, 2022 (the last full trading day prior to the date that Raymond James delivered its oral opinion to the Board). The historical closing share prices analyzed were as follows: (i) one day prior share price of $2.92, (ii) one week prior share price of $2.88, (iii) one month prior share price of $3.82, (iv) fifty two week trading high of $10.47, and (v) 52 week volume weighted average price of $6.74. Raymond James compared that range to the closing sale price of $3.01 per Share as of July 8, 2022. Raymond James also compared the trading prices to the Offer Price and Merger Consideration of $8.75 per Share. Raymond James noted that historical trading analysis were presented merely for reference purposes only, and were not relied upon for valuation purposes.
Miscellaneous
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Raymond James. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Raymond James believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Raymond James with respect to the actual value of Sharps. The order of analyses described does not represent the relative importance or weight given to those analyses by Raymond James. In arriving at its opinion, Raymond James did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, Raymond James considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Raymond James are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Raymond James’ analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Sharps, and none of the selected transactions reviewed was identical to the Offer and the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of Raymond James’ analysis, may be considered similar to those of Sharps. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of Raymond James’ analysis, may be considered similar to the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Sharps and the transactions compared to the Offer and the Merger.
As the Board was aware, there is significant uncertainty as to the potential direct and indirect business, financial, legal, economic and social implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals have taken and may take to address the coronavirus and associated illnesses, including, without limitation, actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, which we refer to as the “pandemic effects”). Raymond James expressed no opinion or view as to the potential impact of the pandemic effects on its analysis, its opinion, the Offer or Merger, the Company, Parent or Purchaser or the value of the Offer Price or Merger Consideration.
As the Board was also aware, the credit, financial and stock markets had been experiencing and do experience unusual volatility from time to time, due in part now to the military conflict between Russia and Ukraine, and Raymond James expressed no opinion or view as to any potential effects of such volatility on the Offer or Merger, the Company, Parent or Purchaser. Raymond James’ opinion did not purport to address potential developments in any such credit, financial and stock markets on the value of the Offer Price or Merger Consideration.
During the two years preceding the date of Raymond James’ written opinion, Raymond James had been engaged by or otherwise performed buy-side advisory services for the Company, for which it had been paid fees. The total amount of fees and income received by Raymond James from the Company for providing the foregoing services during the two-year period preceding the date of Raymond James’ written opinion was $275,000, which consisted of a customary retainer fee of $25,000 and buy-side fees of $250,000.
For services rendered in connection with the delivery of its opinion, the Company paid Raymond James a fee of $500,000 upon Raymond James’ delivery of its opinion. The Company will also pay Raymond James a customary advisory fee for advisory services in connection with the Offer and Merger equal to the greater of $1,500,000 or 1.50% of the sale transaction value, which fee is contingent upon the closing of the Offer and Merger. The actual amount of the fee the Company will pay Raymond James for its advisory services is subject to the final value of the merger consideration at closing, because the fee will be calculated as a percentage of the transaction value at closing. The $25,000 retainer fee previously paid by the Company to Raymond James will be offset against any advisory fee paid upon the closing of the Offer and the Merger. The Company also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, subject to an agreed upon cap of $50,000 without the Company’s approval, and will indemnify Raymond James against certain liabilities arising out of its engagement.
Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of the Company, Parent or Purchaser for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to Company, Parent or Purchaser or other participants in the Offer and Merger in the future, for which Raymond James may receive compensation.
Certain Management Forecasts
Certain Unaudited Prospective Financial Information
The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates, though the Company has in the past provided investors with financial guidance that covered areas such as net sales, comparable store sales, adjusted operating income, interest expense, effective tax rate, adjusted diluted earnings per share, and capital expenditures, among other items, which it may update from time to time during the relevant year.
However, in connection with the Company Board’s evaluation of the Offer and Merger and other potential strategic alternatives, and at the direction of the Company Board, the Company’s management prepared certain unaudited prospective financial information for fiscal years 2023 through 2027, or the “Management Forecasts.” The Company’s management provided the Management Forecasts to the Company Board to assist the Company Board in its evaluation of potential strategic alternatives, including Parent’s acquisition proposal, and to Raymond James in connection with the rendering of its opinion to the Company Board and in performing its related financial analyses, as described above under the heading “Fairness Analyses and Opinion—Opinion of Raymond James & Associates, Inc.” Neither the Company nor Raymond James provided the Management Forecasts, to Parent, Purchaser, or Aurora in connection with its evaluation of the Offer and Merger.
The Management Forecasts are based on numerous estimates and assumptions, including assumptions regarding total sales growth and related expense and margin impacts. The underlying assumptions used in the Management Forecasts are generally based on information and factors known to the management of the Company when the Management Forecasts were prepared.
The Company used certain financial measures in the Management Forecasts that are not in accordance with generally accepted accounting principles (“GAAP”) as supplemental measures to evaluate projected operational performance. Although Sharps believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, may not be directly comparable to similarly titled measures of the Company’s competitors or other companies due to differences in the exact method of calculation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.
The following is a summary of the Management Forecasts (based on a fiscal year ending on June 30th of the following year):
(Dollars in Thousands)	FYE 2023E	FYE 2024E	FYE 2025E	FYE 2026E	FYE 2027E
Revenue	$73,376	$80,511	$88,361	$98,258	$103,958
EBITDA(1)	$6,877	$9,681	$12,798	$17,506	$19,529
Selected Cash Flow Items
Depreciation & Amortization	$923	$951	$979	$1,008	$1,039
Capital Expenditures	$1,500	$1,500	$1,500	$1,500	$1,500
(Increase) Decrease in Working Capital	$(1,265)	$(1,083)	$(1,192)	$(1,502)	$(865)
Unlevered Free Cash Flow(2)	$3,051	$5,358	$7,612	$10,868	$13,047
(1)	EBITDA is defined as net income before interest, taxes, depreciation and amortization
(2)
Unlevered free cash flow is calculated as EBITDA less depreciation and amortization, tax effected assuming a tax rate of 24.51%, plus depreciation and amortization, less capital expenditure and plus (less) decreases (increases) in working capital. Although unlevered free cash flow was not separately listed as a discrete line item in the Management Forecasts or provided to Parent or Purchaser, it was calculated by Raymond James using inputs provided in the Management Forecasts and used by Raymond James in connection with the rendering of its opinion to the Company Board and in performing its related financial analyses, as described under the heading “Fairness Analyses and Opinion–Opinion of Raymond James & Associates, Inc.,” and is being provided in this Schedule 14D-9 for informational purposes.

Important Information Concerning the Management Forecasts
The summary of the Management Forecasts is included in this Schedule 14D-9 solely to give Holders access to certain financial forecasts that were made available to the Company Board and Raymond James and is not being included in this Schedule 14D-9 to influence any Holder’s decision whether to tender its Shares in the Offer or for any other purpose. The inclusion of the Management Forecasts in this Schedule 14D-9 does not constitute an admission or representation by the Company that the information is material. The forecasts are forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9.
Except as described above, the Management Forecasts were generated by the Company solely for internal use by the Company, the Company Board, and Raymond James. The forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The non-GAAP financial measures used in the forecasts were relied upon by Raymond James for purposes of its financial analyses and opinion and by the Company Board in connection with its consideration of the Offer and Merger. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require, among other information, a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Raymond James for purposes of its financial analyses and opinion or by the Company Board in connection with its consideration of the Offer and Merger. Accordingly, the Company has not provided a reconciliation of the financial measures including in the Management Forecasts to the relevant GAAP financial measures. The Management Forecasts may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.
No independent registered public accounting firm provided any assistance in preparing the forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the forecasts.
By including the forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates or representatives nor any other person or entity has made or makes any representation or warranty to any security holder regarding the information included in the forecasts or the ultimate performance of the Company, the Surviving Corporation, or any of their affiliates compared to the information contained in the forecasts.
The assumptions and estimates underlying the forecasts, all of which are difficult to predict and many of which are beyond the control of Sharps, may not be realized. Although summaries of the Management Forecasts are presented with numerical specificity, the forecasts reflect numerous assumptions and estimates as to future events made by the Company’s management, which it believes were reasonable at the time the Management Forecasts were prepared, taking into account the relevant information available to management at such time. However, this information is not fact and should not be relied upon as being necessarily predictive of actual future results. Important factors may affect actual results and cause the forecasts not to be achieved. These factors include general economic conditions, including in light of the COVID-19 pandemic, accuracy of certain accounting assumptions, timing of business investments by the Company, changes in actual or projected cash flows, competitive pressures, changes in tax or other laws or regulations, and the other factors described in the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the forecasts, whether or not the Offer and Merger are completed. Neither the Company nor any of its affiliates or representatives nor any other person or entity assumes any responsibility to the Holders for the accuracy of this information.
In particular, the forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Since the forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year and are unlikely to anticipate each circumstance that will have an effect on the Company’s business and its results of operations. Important factors that may affect actual results and results in the forecasts not being achieved include, but are not limited to, the risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021, filed with the SEC on August 25, 2021, as updated and supplemented by subsequent SEC filings, all of which are filed with the SEC and incorporated by reference into this Schedule 14D-9, as well as the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. The Management Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the forecasts is not factual and should not be relied upon as being necessarily indicative of actual future results. The forecasts may also differ from published analyst estimates or forecasts. The Management Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC.
The forecasts were developed for Sharps on a standalone basis without giving effect to the Offer or Merger, and therefore the forecasts do not give effect to the Offer or Merger, or any changes to the Company’s, Parent’s, or Purchaser’s operations or strategy that may be implemented after the consummation of the Offer and Merger, including without limitation any costs incurred in connection therewith. Furthermore, the Management Forecasts do not take into account the effect of any failure of the Offer and Merger to be completed and should not be viewed as accurate or continuing in that context.
The forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared.
EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, SHARPS DOES NOT INTEND TO UPDATE, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE, THE ABOVE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.
Item 5.	Persons/Assets Retained, Employed, Compensated or Used
The Company retained Raymond James as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the Transactions and, in connection with such engagement, Raymond James provided the opinion described in “Item 4. The Solicitation or Recommendation–Financial Analyses and Opinion–Opinion of Raymond James & Associates, Inc.,” which is filed as Annex I hereto and is incorporated herein by reference.

For information regarding the Company’s retention of Raymond James and the fees and reimbursements that are or may become payable to Raymond James, see “–Miscellaneous” under “Item 4. The Solicitation or Recommendation–Financial Analyses and Opinion–Opinion of Raymond James & Associates, Inc.”
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.
Item 6.	Interest in Securities of the Subject Company
Other than as set forth below, no transactions with respect to the Company’s securities have been effected by the Company or, to the best knowledge of the Company, by any of its executive officers, directors, affiliates, or subsidiaries, or by the executive officers or directors of its subsidiaries, during the 60 days prior to the date of this Schedule 14D-9.
Date of Transaction	Identity of Person	Number of Securities	Price per Share (if applicable)	Nature of Transaction
6/30/2022	Sharon R. Gabrielson	4,849	—	Quarterly vesting
6/30/2022	Gary R. Enzor	3,451	—	Quarterly vesting
6/30/2022	Parris H. Holmes	3,233	—	Quarterly vesting
6/30/2022	Susan N. Vogt	3,233	—	Quarterly vesting
6/30/2022	W. Patrick Malloy	4,783	—	Quarterly vesting
7/1/2022	Diana P. Diaz	4,052	—	Annual vesting
7/1/2022	Gregory C. Davis	2,394	—	Annual vesting
7/1/2022	Dennis P. Halligan	2,052	—	Annual vesting
During the past 60 days, the Company withheld a total of 104 Shares (based on a weighted average Share price of $2.92) in order to satisfy tax withholding requirements resulting from the vesting of Company Restricted Stock Awards for all employees of the Company other than the executive officers. In addition, the Company granted Company Stock Options to purchase 17,000 Shares (with a weighted average exercise price of $4.00 per Share) and 17,000 Company Restricted Stock Awards during that period, to its employees other than its executive officers.
Item 7.	Purposes of the Transaction and Plans or Proposals
Except as set forth in this Schedule 14D-9 (including in the exhibits or annexes hereto) or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to:
•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person;
•	any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of Sharps;
•	any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of Sharps; or
•	any material change in the present dividend rate or policy, or indebtedness, or capitalization of Sharps.
Except as set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information
Majority of Outstanding Shares on Fully Diluted Basis Must Tender to Consummate Transactions; Stockholder Vote Not Required
At a meeting duly called and held on July 11, 2022, after careful consideration, including review of the terms and conditions of the Offer in consultation with certain members of the Company’s senior management as well as the Company’s financial and legal advisors, and after considering its fiduciary duties under Delaware law, the Company Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. If the Offer is consummated, the Company will not seek the approval of its stockholders before effecting the Merger in accordance with Section 251(h) of the DGCL.
Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for all of the outstanding stock of a public corporation that would be entitled to vote on a merger under the DGCL, the stock irrevocably accepted for purchase and received by the depositary prior the expiration of such offer, together with otherwise owned by the acquirer, equals at least the percentage of shares of each class or series of stock of the acquired corporation that would otherwise be required to adopt the merger agreement under the DGCL, and each outstanding share of each class or series of stock of stock that is the subject of the offer is converted in the merger into the same consideration for their stock in the merger as was payable in the tender offer, the merger can be effected without a vote of the stockholders of the acquired corporation. Accordingly, the Merger Agreement contemplates that the parties will effect the closing of the Merger as soon as practicable following the consummation of the Offer, and satisfaction or waiver of certain conditions in the Merger Agreement, without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. If the Merger is effected, Company stockholders who do not tender their Shares in the Offer will be converted into the right to receive the same cash consideration for their Shares as was payable in the Offer unless a stockholder properly exercises their appraisal rights under the DGCL.
If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.
Anti-Takeover Statutes
Section 203 of the Delaware General Corporation Law
The Company is incorporated under and subject to the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2∕3% of the outstanding voting stock which the interested stockholder did not own.

Parent and Purchaser have provided representations and warranties to the Company to the effect that neither Parent, Purchaser, nor any of its affiliates is, nor at any time in the past three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. The Company Board has approved the Merger Agreement and the Transactions for purposes of Section 203 of the DGCL. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.
The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.
The Company and the Company Board have agreed in the Merger Agreement to (i) take no action to cause any state takeover Law to become applicable to the Merger Agreement, the Offer, the Merger, or any of the other transactions contemplated by the Merger Agreement, and (ii) if any state takeover law is or becomes applicable to the Merger Agreement, the Offer, the Merger, or any of the other transactions contemplated by the Merger Agreement, take all action necessary to ensure that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such state takeover law with respect to the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement.
Appraisal Rights
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is consummated and the Merger is thereafter effected, holders of Shares immediately prior to the Effective Time of the Merger who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time of the Merger as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL, particularly the procedural steps required to perfect such rights, and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her, or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect to those Shares but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II.
Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time of the Merger who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive, or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than, or the same as the Offer Price or the Merger Consideration.
If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time of the Merger, such stockholder must do all of the following:
•
within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at the address written below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and
•
continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time of the Merger. All written demands for appraisal should be addressed to:

Sharps Compliance Corp.
9220 Kirby Drive, Suite 500
Houston, Texas 77054
Attention: W. Patrick Mulloy
Chief Executive Officer and President
If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Company to deliver an additional notice of the Effective Time of the Merger to all the Company’s stockholders who delivered a written demand to the Company (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the Effective Time of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.
The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time of the Merger, but not thereafter, the Surviving Company, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time (as defined in the Merger Agreement)) and who timely and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention, to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time of the Merger, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Company a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Company or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Company the statement described in the preceding paragraph.
Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Company, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Company and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Company.
After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. If immediately before the Merger the Shares were listed on a national securities exchange, the

Delaware Court of Chancery must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.
Determination of Fair Value
After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time of the Merger and the date of payment of the judgment. At any time before the entry of the judgment in the proceedings, the Surviving Company may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time. Should any holder properly notify the Surviving Company that he, she or it intends to seek appraisal as described above, the Surviving Company may make such payment to the holder thereof in order to eliminate any accrual of interest.
In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Purchaser and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.
Upon application by the Surviving Company or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Company to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Company of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.
The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses. Determinations by the Delaware Court of Chancery are subject to appellate review by the Supreme Court of Delaware.
Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, from and after the Effective Time of the Merger, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time of the Merger.
At any time within 60 days after the Effective Time of the Merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time of the Merger, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time of the Merger will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time of the Merger.
If any stockholder who demands appraisal of Shares under Section 262 fails to perfect successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time of the Merger into the right to receive the Merger Consideration therefor.
The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.
Regulatory Approvals
Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request (a “Second Request”). Only one extension of the waiting period pursuant to a Second Request is authorized by HSR Act rules. Thereafter, the waiting period can be extended only by court order or with Parent’s consent. If the 15-day waiting period expires on a Saturday, Sunday, or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday, or legal public holiday. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 22, 2022. Accordingly, the required 15-day waiting period with respect to the Offer will expire at 11:59 p.m., New York City time on August 8, 2022, unless earlier terminated by the Antitrust Division and the FTC or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC routinely assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent, Purchaser, and/or the Company, or any of their respective subsidiaries. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.
The Company is not aware of any other filings, approvals, or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act, consents as may be required by federal or state securities laws, the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware, and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.
The Company’s 401(k) Employee Savings Plan
The Company’s 401(k) employee savings plan does not hold any Shares as one of the portfolio holdings options, and therefore participants in the Company’s 401(k) employee savings plan are not stockholders and therefore the participants will not receive any separate instructions or directions regarding tendering Shares in connection with the Offer.
Golden Parachute Compensation
The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for certain of the Company’s executive officers that is based on or otherwise relates to the Offer and the Merger, assuming that the Offer and the Merger were consummated on July 22, 2022 and that, where applicable, such person experienced a qualifying termination event on the same day. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by such persons may materially differ from the amounts set forth below. The calculation in the table below does not include amounts under contracts, agreements, plans, or arrangements to the extent they do not discriminate in scope, terms, or operation in favor of such persons and that are available generally to all of our salaried employees.
Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Other ($)	Total ($)
W. Patrick Mulloy	$900,000	$252,551			$1,152,551
Eric T. Bauer	$170,651	$651,621			$822,272
Diana P. Diaz	$137,500	$658,307			$795,807
Gregory C. Davis		$297,483			$297,483
Dennis P. Halligan		$322,661			$322,661
David P. Tusa(1)		$94,281	$28,955		$123,236
(1)	David P. Tusa is the Company’s former Chief Executive Officer and President. Mr. Tusa resigned on April 1, 2022.
(2)
The amount reported in this column for Mr. Mulloy represents (a) cash severance in the amount of $600,000, which is payable to him in substantially equal installments over the 18-month period following the end of his six-month consulting term (or, in the event of Mr. Mulloy’s death or disability, over the 18-month period following his termination date), (b) $200,000 payable to him for post-termination transition consulting services for six months following his termination (except in the case of his termination due to his death or disability), and (c) $100,000 in respect of the release of his obligation to repay to the Company the signing bonus paid to him on April 1, 2022. Except for the amount in (c), these payments are double-trigger payments, as they are conditioned upon both the consummation of the Merger and termination of Mr. Mulloy’s employment. In the cases of Mr. Bauer and Ms. Diaz, the amounts reported in this column represent severance equal to six months’ continued base salary in the amount of $137,500 for each of Mr. Bauer and Ms. Diaz and, in the case of Mr. Bauer, a pro-rated annual bonus for the year of termination ($33,151). These severance amounts are single-trigger in that they would become payable upon such person’s qualifying termination, whether or not the Merger occurs. For more information regarding these payments, see “Item 3. Past Contacts, Transactions, Negotiations, and Agreements–Arrangements between the Company and its Current Executive Officers, Directors, and Affiliates.”
(3)
The amounts reported in this column include the aggregate dollar value of the cash payments that each such person will receive in exchange for cancellation of his or her Company Stock Options and Company Restricted Stock Awards as of July 22, 2022, as described above under “Item 3. Past Contacts, Transactions, Negotiations, and Agreements–Arrangements between the Company and its Current Executive Officers, Directors, and Affiliates–Effect of the Merger on Company Stock Options and Company Restricted Stock Awards.” These amounts are “single-trigger” payments. The amounts in this column also include (i) Company Restricted Stock Awards to be granted during the first quarter of the 2023 fiscal year if 100% of the potential awards under the 2022 Executive Compensation and Incentive Plan are granted at $8.75 per Share and (ii) Company Stock Options to be granted to Ms. Diaz in accordance with her employment agreement on August 24, 2022. For more information, see the table below.

Name	Value of Company Stock Options ($)	Value of Company Restricted Stock Awards($)
W. Patrick Mulloy	$60,200	$192,351
Eric T. Bauer	$504,000	$147,621
Diana P. Diaz	$276,938	$381,369
Gregory C. Davis	$88,375	$209,108
Dennis P. Halligan	$143,374	$179,287
David P. Tusa	$94,281	—
(4)
The amounts reported in this column represent, in the case of Mr. Tusa, continuation of medical and dental insurance under COBRA and continued lease and insurance payments on a Company automobile currently allotted to Mr. Tusa with such amounts payable through September 30, 2023.

Annual and Quarterly Reports
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021 and the subsequent Quarterly Reports on Form 10-Q, each of which has been filed with the SEC.
Cautionary Note Regarding Forward-Looking Statements
The information in this Schedule 14D-9 contains certain forward-looking statements relating to the Company, Parent, Purchaser, Aurora, or any of their affiliates, the Offer, and the Merger that are based on current beliefs, expectations and assumptions made by, and information currently available to, the Company’s management on the date of this Schedule 14D-9. When used in this document, the words “may,” “could,” “position,” “plan,” “potential,” “designed,” “continue,” “anticipate,” “believe,” “expect,” “estimate,” “project,” “forecast,” and “intend” and words or phrases of similar import, are intended to identify forward-looking statements. Such statements reflect known and unknown risks, uncertainties, and assumptions related to certain factors including, without limitation, changes in facts and circumstances and other risks, uncertainties, and assumptions concerning the Offer and the Merger, including whether the Offer and the Merger will close, the timing of the closing of the Offer and the Merger, strategic and other potential benefits of the transactions, the ability of the parties to satisfy the various conditions to the consummation of the Offer or the Merger, including the outcome of the regulatory reviews of the proposed transaction, and obtaining approval under the HSR Act, the percentage of Shares that will be tendered in the Offer, the ability of the parties to complete the proposed Transactions, the ability of the parties to meet other closing conditions, the potential effects of the proposed Transactions, the outcome of legal proceedings (if any) that may be instituted against the Company, Parent, Purchaser, Aurora, or any of their affiliates and/or others related to the proposed Transactions, unexpected costs or unexpected liabilities that may result from the proposed Transactions, whether or not consummated, the possibility that competing offers will be made, the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company or Parent to pay a termination fee or other expenses, effects of disruption from the announcement or pendency of the transactions making it more difficult to maintain relationships with employees, customers, suppliers, and other business partners, and risks related to diverting management’s attention from the Company’s ongoing business operations, and other general risks facing the Company’s business and operations, including with respect to regulatory submissions, competitive factors, general economic conditions, customer relations, relationships with vendors, governmental regulation and supervision, seasonality, distribution networks, product introductions and acceptance, technological change, changes in industry practices, onetime events, and other factors described herein including the impact of the coronavirus COVID-19 (“COVID-19”) pandemic on the Company’s operations and financial results, and those risk factors and other cautionary statements in the Company’s Annual Report on Form 10-K Quarterly Reports on Form 10-Q, our Annual Report on Form 10-K, and the Company’s other filings with the Securities and Exchange Commission. The Company may update risk factors from time to time in Quarterly Reports on Form 10-Q, in Current Reports on Form 8-K, or in other filings with the SEC, available on the SEC’s website at www.sec.gov. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or intended. Consequently, no forward-looking statements can be guaranteed. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and as such should not consider the preceding list or the risk factors to be a complete list of all potential risks and uncertainties. All such forward-looking statements speak only as of the date they are made. None of the Company, Parent, Purchaser, Aurora, or any of their affiliates undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, subsequent events, circumstances, or otherwise, except as may be required by any applicable securities laws.

Item 9.	Exhibits
The following Exhibits are attached to this Schedule 14D-9.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 25, 2022 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Raven Houston Merger Sub, Inc. with the SEC on July 25, 2022)

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Raven Houston Merger Sub, Inc. with the SEC on July 25, 2022)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Raven Houston Merger Sub, Inc. with the SEC on July 25, 2022)

(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Raven Houston Merger Sub, Inc. with the SEC on July 25, 2022)

(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Raven Houston Merger Sub, Inc. with the SEC on July 25, 2022)

(a)(1)(F)
Summary Advertisement published as published in the Wall Street Journal on July 25, 2022 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Raven Houston Merger Sub, Inc. with the SEC on July 25, 2022)

(a)(5)(A)
Joint Press Release, dated July 12, 2022, issued by Aurora Capital Partners and Sharps Compliance Corp. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Sharps Compliance Corp. with the SEC on July 12, 2022)

(a)(5)(B)
Press Release issued by Aurora Capital Partners, dated July 25, 2022 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Raven Houston Merger Sub, Inc. with the SEC on July 25, 2022)

(a)(5)(C)
Email to the Employees of Sharps Compliance Corp. from the Chief Executive Officer, W. Patrick Mulloy, first used or made available on July 12, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Sharps Compliance Corp. on July 12, 2022)

(a)(5)(D)	Opinion of Raymond James, dated July 11, 2022 (incorporated by reference to Annex I to this Schedule 14D-9)

(e)(1)
Agreement and Plan of Merger, dated as of July 12, 2022, by and among Raven Buyer, Inc., Raven Houston Merger Sub, Inc., and Sharps Compliance Corp. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on July 13, 2022)

(e)(2)*	Amendment No. 1 to Agreement and Plan of Merger by and among Raven Buyer, Inc., Raven Houston Merger Sub, Inc., and Sharps Compliance Corp., dated as of July 22, 2022

(e)(3)
Equity Commitment Letter, dated as of July 12, 2022, delivered by Aurora Equity Partners VI, L.P. , Aurora Equity Partners VI-A, L.P., and Aurora Associates VI L.P. in favor of Raven Buyer, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Raven Houston Merger Sub, Inc. with the SEC on July 25, 2022)

Exhibit No.	Description
(e)(4)
Limited Guaranty, dated as of July 12, 2022, delivered by Aurora Equity Partners VI L.P., Aurora Equity Partners VI-A L.P., and Aurora Associates VI L.P. in favor of Sharps Compliance Corp. (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by Raven Houston Merger Sub, Inc. with the SEC on July 25, 2022)

(e)(5)
Tender and Support Agreement, dated as of July 12, 2022, by and among Raven Buyer, Inc., Raven Houston Merger Sub, Inc., and certain directors and executive officers of Sharps Compliance Corp. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on July 13, 2022)

(e)(6)
Confidentiality Agreement, dated as of May 9, 2022, by and between Sharps Compliance Corp. and Raven Parent, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Raven Houston Merger Sub, Inc. with the SEC on July 25, 2022)

(e)(7)
Clean Team Confidentiality Agreement, dated as of June 27, 2022, by and between Sharps Compliance Corp. and Raven Parent, Inc. (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by Raven Houston Merger Sub, Inc. with the SEC on July 25, 2022)

(e)(8)
Exclusivity Agreement, dated as of June 18, 2022, by and between Aurora Capital Partners Management VI L.P. and Sharps Compliance Corp, as amended by the Amendment to the Original Exclusivity Agreement, dated July 3, 2022 (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Raven Houston Merger Sub., Inc. with the SEC on July 25, 2022)

(e)(9)
Sharps Compliance Corp.’s Definitive Proxy Statement for its 2022 Annual Meeting filed on October 6, 2021 (incorporated by reference to the Sharps Compliance Corp.’s Definitive Proxy Statement on Schedule 14A, filed on October 6, 2021)

(e)(10)
Amended and Restated Certificate of Incorporation of Sharps Compliance Corp. (incorporated by reference from Exhibit 3.5 to the Registrant’s Transition Report on Form 10KSB40 filed by Sharps Compliance Corp. with the SEC on September 29, 1998)

(e)(11)
Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference from Exhibit 3.3 to Annual Report on Form 10-K filed by Sharps Compliance Corp. with the SEC on August 28, 2019)

(e)(12)
Amended and Restated Bylaws of Sharps Compliance Corp dated May 23, 1994 (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K, filed by Sharps Compliance Corp. with the SEC November 19, 2010)

(e)(13)
Amendment to Amended and Restated Bylaws of Sharps Compliance Corp., effective July 11, 2022 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on July 13, 2022)

(e)(14)
Executive Employment Agreement Amendment by and between Sharps Compliance Corp. and David P. Tusa dated June 14, 2010 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on June 14, 2010)

(e)(15)
Executive Employment Agreement Amendment between Sharps Compliance Corp. and David P. Tusa dated March 6, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on March 7, 2012)

(e)(16)
Executive Employment Agreement Amendment by and between Sharps Compliance Corp. and David P. Tusa dated September 10, 2015 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on September 11, 2015)

Exhibit No.	Description
(e)(17)
Executive Employment Agreement Amendment by and between Sharps Compliance Corp. and David P. Tusa dated April 8, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on April 8, 2021)

(e)(18)
Separation and Release Agreement by and between Sharps Compliance Corp. and David P. Tusa, dated as of April 1, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on April 6, 2022)

(e)(19)
Employment Agreement by and between Sharps Compliance Corp. and Diana P. Diaz dated June 14, 2010 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on June 14, 2010)

(e)(20)
Executive Employment Agreement Amendment between Sharps Compliance Corp. and Diana P. Diaz dated March 6, 2012 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by Sharps Compliance Corp. with the SEC on March 7, 2012)

(e)(21)
Executive Employment Agreement Amendment by and between Sharps Compliance Corp. and Diana P. Diaz dated September 10, 2015 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on September 11, 2015)

(e)(22)
Agreement Amendment by and between Sharps Compliance Corp. and Diana P. Diaz dated April 8, 2021 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on April 8, 2021)

(e)(23)
Agreement Amendment by and between Sharps Compliance Corp. and Diana P. Diaz dated February 25, 2022 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on March 1, 2022)

(e)(24)
Employment Agreement by and between Sharps Compliance, Inc. and Gregory C. Davis dated May 18, 2011 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on May 24, 2011)

(e)(25)
Executive Employment Agreement between Sharps Compliance Corp. and W. Patrick Mulloy, dated April 1, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on April 6, 2022)

(e)(26)*	Amendment to Employment Agreement between Sharps Compliance Corp. and W. Patrick Mulloy, dated July 22, 2022

(e)(27)
Executive Employment Agreement between Sharps Compliance Corp. and Eric T. Bauer dated February 24, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sharps Compliance Corp. with the SEC on February 28, 2022)

(e)(28)
Sharps Compliance Corp. 2010 Stock Plan Amendment dated November 22, 2010, as amended on September 11, 2014 (incorporated by reference to Annex A of the Definitive Proxy Statement on Schedule 14A filed by Sharps Compliance Corp. with the SEC on October 1, 2014)

(e)(29)	Form of Restricted Stock Award Agreement (Directors) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 10-K filed by Sharps Compliance Corp. with the SEC on August 25, 2021)

(e)(30)*	Form of Restricted Stock Award Agreement (Employees)

(e)(31)*	Form of Stock Option Agreement
*	Filed herewith

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Date: July 25, 2022	SHARPS COMPLIANCE CORP.

	By:	/s/ W. Patrick Mulloy
	Name:	W. Patrick Mulloy
	Title:	Chief Executive Officer and President

ANNEX I
July 11, 2022
Board of Directors
Sharps Compliance Corp.
9220 Kirby Drive, Suite 500
Houston, TX 77054
Members of the Board of Directors:
We understand that Raven Buyer, Inc. (“Parent”), Raven Houston Merger Sub, Inc. (“Merger Sub”), and Sharps Compliance Corp. (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (i) Parent has agreed to cause Merger Sub to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company, $0.01 par value per share (the “Shares”), at a purchase price per Share of $8.75, without interest (the “Offer Price”), and (ii) Merger Sub will be merged with and into the Company and each outstanding Share will be converted into the right to receive $8.75, without interest (the “Merger Consideration”) (collectively, the “Transaction”), subject to certain adjustments as provided for in the Agreement (as to which adjustments we express no opinion). The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Offer Price and Merger Consideration to be received by the holders of the Shares in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders. For purposes of this Opinion, and with your consent, we have assumed that there are approximately 20,052,008 million Shares issued and outstanding. For purposes of this Opinion, and with your consent, we have assumed that the Offer Price and the Merger Consideration is $8.75 per share.
In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:
1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger, by and between the Company, Parent, and Merger Sub, dated as of July 11, 2022 (the “Agreement”);
2.
reviewed certain information related to the historical condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company (the “Projections”);

3.
reviewed the Company’s audited financial statements for years ended June 30, 2021, June 30, 2020, June 30, 2019, and June 30, 2018 and unaudited financial statements for the three month periods ended March 31, 2022, December 31, 2021 and September 30, 2021;

4.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;
5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;
6.	considered certain publicly available financial terms of certain transactions we deemed to be relevant;
7.
reviewed the current and historical market prices and trading volume for the Shares, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;
9.
received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

10.
discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Parent, or Merger Sub is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company, Parent, or Merger Sub is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.
Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of July 1, 2022 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.
As the Board is aware, there is significant uncertainty as to the potential direct and indirect business, financial, legal, economic and social implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”). We express no opinion or view as to the potential impact of the Pandemic Effects on our analysis, this Opinion, the Transaction, the Company, Parent or Merger Sub. As the Board is aware, the credit, financial and stock markets have been experiencing unusual volatility due in part to the military conflict between Russia and Ukraine and Raymond James expresses no opinion or view as to any potential effects of such volatility on the Transaction, the Company, Parent or Merger Sub, and this Opinion does not purport to address potential developments in any such markets.
We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. We did not solicit indications of interest with respect to a transaction involving the Company. Our opinion is limited to the fairness, from a financial point of view, of the Offer Price and Merger Consideration to be received by the holders of the Shares.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction.
In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Shares as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Shares or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, Parent, or Merger Sub or the ability of the Company, Parent, or Merger Sub to pay their respective obligations when they come due.
The delivery of this Opinion was approved by an opinion committee of Raymond James.
Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.
In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to the Company (in the previous two years), including buy-side advisory services, for which it has been paid a fee(s). Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company, Parent and/or Merger Sub or other participants in the Transaction in the future, for which Raymond James may receive compensation.
It is understood that this letter is solely for the information of the Board of the Company (solely in each director’s capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to the Board or any shareholder of the Company, Parent, or Merger Sub regarding how said shareholder should act or vote with respect to the proposed Transaction or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a Solicitation/Recommendation Statement on Schedule 14D-9 or proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such Solicitation/Recommendation Statement on Schedule 14D-9 or proxy statement, along with a description thereof reasonably acceptable to us.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price and Merger Consideration to be received by the holders of the Shares in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ RAYMOND JAMES & ASSOCIATES, INC.
RAYMOND JAMES & ASSOCIATES, INC.

ANNEX II
Section 262 of the General Corporation Law of the State of Delaware
§ 262 Appraisal Rights.
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title) § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263, or § 264 of this title:

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	Repealed by 82 Laws 2020, ch. 256, § 15.
(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)	Appraisal rights shall be perfected as follows:
(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), §253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.